Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AMASS Brands Inc
927 South Santa Fe Avenue
Los Angeles, CA 90021
https://amassbrandsgroup.com/

Up to $4,999,998.18 in Series B-2 Preferred Stock at $2.82
Minimum Target Amount: $14,999.58

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: AMASS Brands Inc
Address: 927 South Santa Fe Avenue, Los Angeles, CA 90021
State of Incorporation: DE
Date Incorporated: September 22, 2016

Terms:

Equity

Offering Minimum: $14,999.58 | 5,319 shares of Series B-2 Preferred Stock
Offering Maximum: $4,999,998.18 | 1,773,049 shares of Series B-2 Preferred Stock
Type of Security Offered: Series B-2 Preferred Stock
Purchase Price of Security Offered: $2.82
Minimum Investment Amount (per investor): $597.84

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first week and receive a 20% Discount Code + Amass Holiday Package

Early Bird 2: Invest $5,000+ within the first week and receive a 30% Discount Code + Amass Holiday Package + First Shipment of our 2025 Good Twin incubation

Early Bird 3: Invest $10,000+ within the first week and receive a 40% Discount Code + Amass Holiday Package + Free Samples of our Good Twin incubations + 30-minute Zoom call with leadership

Early Bird 4: Invest $50,000+ within the first week and receive a 50% Discount Code + Amass Holiday Package + Free Samples of our Good Twin incubations + 30-minute Zoom call with leadership + $5K custom inbox of domestic retail-value of any ABG products at investor's discretion

Amount-Based Perks

Tier 1: Invest $750+ and receive a 10% Discount Code

Tier 2: Invest $1,000+ and receive a 10% Discount Code + Merch Kit

Tier 3: Invest $5,000+ and receive Tier 1 and 2 + Beverage Kit (Riverine, Good Twin)

Tier 4: Invest $10,000+ and receive Tier 1, 2, 3 + 25% Discount Code

Tier 5: Invest $75,000+ and receive Tier 1, 2, 3, 4 + $5K custom inbox of domestic retail-value of any ABG products at investor's discretion

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

The Company and its Business

Company Overview

Company Overview

AMASS MAKES BOLD BEVERAGES TO MEET THE MODERN PALATES AND PREFERENCES OF DISCERNING DRINKERS.

WE OFFER A DIVERSE, CROSS-CATEGORY PORTFOLIO OF PREMIUM BRANDS FOR THOSE WHO SEEK FORWARD-THINKING BRANDS.

Around the world, tastemakers reach for our premium, next-generation beverages across the non-alc, organic wine, low-proof, and spirits categories.

We persistently drive towards what's up next – in flavor, values, ingredients, and category – to deliver the taste of tomorrow.

Business Model

PREMIUM DRINKS FOR THE TASTES OF TOMORROW

Tastes are evolving, palates are developing, values are shifting...and Amass Brands Inc is here to deliver the future of iconic, premium drink brands.

Through category innovation and sustainable processes, our ambition is to build the next Top-100 U.S. beverage platform for the next generation of drinkers.

Corporate Structure & History

Amass Brands Inc ("Amass") is a corporation formed on September 22, 2016, under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcoholic beverages and personal and self-care products through wholesale and online platforms globally and invests in and acquires different companies in entities in the aforementioned categories and industries.

In 2022, Amass entered into an Asset Purchase Agreement (the "Asset Purchase") for substantially all assets and liabilities of GEM&BOLT, LLC ("Gem&Bolt"); which was accounted for as a business acquisition. As part of the Asset Purchase, Amass acquired all of the equity interest in ART+ PLANTS HEALS DE RL DE CV ("Art+ Plants"), a wholly owned Mexican subsidiary. Located and formed in Oaxaca, Mexico, the Art + Plants company manages mezcal production.

In December 2022, Amass formed three wholly-owned subsidiaries, Project Crush Acquisition Corp LLC ("PCAC"), Project Crush DTC Sub LLC ("DTC Sub"), and Project Crush DTB Sub, LLC for its anticipated asset purchase of Winc, Inc. ("Winc"). In February 2023, the Project Crush DTB Sub, LLC changed its legal name to Maison Thomas, LLC ("Maison Thomas").

The asset purchase of substantially all of the assets of Winc, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for sale through direct-to-consumer ("Winc.com DTC") e-commerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based e-commerce portion was sold to Full Glass Wine Co, leaving Natural Merchants and Domestic Wholesales wine portfolio products which are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, and distillers domestically and internationally.

Chief Operating Officer Prior Bankruptcy Disclosure

AMASS Brands Inc's Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer for BWSC LLC, D/B/A Winc ("Winc"), which filed for bankruptcy in November of 2022 as a result of several market factors and the COVID pandemic. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc's board of directors, she was involved in the management and strategy of its business. See the Risk Factors section of this Offering Memorandum, below, for how this may affect your investment.

Competitors and Industry

Competitors

Amass competes with both established spirits brands like Diageo and Pernod Ricard and emerging craft distilleries as well as mixed wine and spirits companies like Constellation and wine companies like Treasury Wine Estate. Our unique focus on botanical ingredients, sustainable sourcing, and artisanal production methods sets us apart from competitors.

Industry

The macroeconomic trends are showing growth in spirits (minimally this year largely in tequila) and drops in wine and beer consumption for the past few years. The current grape, bulk and finished goods glut provides opportunities on margin because input prices are lower, but also risk on decreased pull through. Distributor consolidation and cheap imports are also impacting domestic product sales in wine.

Current Stage and Roadmap

Current Stage

Amass is in the growth stage, having successfully expanded its product line and market reach. We have secured significant funding through various investment rounds, enabling us to scale operations and enhance our marketing efforts as well as complete several acquisitions. Our burgeoning presence in key international markets and robust domestic performance highlight our successful expansion strategy. We continue to build on our achievements with new product launches and strategic partnerships.

With 10+ core distinctive brands, our portfolio spans the entire spectrum of spirits and wine, underscoring Amass's commitment to variety and quality. Some of our notable brands include, AMASS Botanics, Calirosa, Summer Water Rośe, Folly of The Beast, Lost Poet Wines, Gem & Bolt Mezcal, WKND Cocktail Company, Pizzolato Organic Wine, Biokult Österreich and Maison Raymond.

Future Roadmap

Looking ahead, AMASS plans to continue expanding its product portfolio with innovative botanical spirits, non-alcoholic beverages, and personal and self-care products through both incubation and acquisition. We aim to increase market penetration in existing regions and explore new international markets as well as expand into Global Travel Retail. Key milestones include expanding our distribution network, launching new marketing campaigns, and investing in research and development to maintain our position as a leader in the premium spirits and wine industries.

The Team

Officers and Directors

Name: Mark Lynn

Mark Lynn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Founder, Principal Accounting Officer and Member of Board of Directors
  Dates of Service: January, 2019 - Present
  Responsibilities: Mark is responsible for overall company operations. operations. He receives an annual salary of $200,000. and also receives a sizable annual loan from Amass, which continues to compound without immediate repayment obligations.

Other business experience in the past three years:

- Employer: Digital Brands
  Title: Board Member
  Dates of Service: September, 2015 - Present
  Responsibilities: Mark attends four board meetings a year.

Name: Morgan McLachlan

Morgan McLachlan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Product Officer and Co-Founder
  Dates of Service: September, 2019 - Present
  Responsibilities: Morgan oversees creative (product and brand) for the Amass spirits portfolio. Morgan receives $95,000 in annual compensation from Amass. She also receives compensation from De Soi through a consulting agreement. Morgan spends 20 hours a week with Amass and 20 hours a week with De Soi.

Other business experience in the past three years:

- Employer: De Soi Inc
  Title: Co-Founder and Board Member
  Dates of Service: October, 2021 - Present
  Responsibilities: Morgan oversees product development, serves on the board, and consults on brand initiatives.

Name: Erin Green

Erin Green's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: Erin oversees the national sales team, warehousing and compliance. Works closely with Business Unit Leaders to execute strategy. Erin receives an annual salary of $200,000.

Other business experience in the past three years:

- Employer: BWSC LLC, DBA Winc
  Title: Chief Operating Officer
  Dates of Service: January, 2015 - January, 2023
  Responsibilities: Chief Operating Officer; National Sales team, Business and warehouse operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Amass Brands Inc (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment and as may further restricted by the Governing Documents (as hereinafter defined) there will be restrictions on the securities you purchase, as set forth in the Governing Documents. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you desire to sell these securities in the future, you may not receive requisite approval to do so and, additionally, even if you received requisite approval, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The securities subject to this investment shall also remain subject to the Proxy, which may make the securities less valuable to a potential buyer.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment (or longer pursuant to the Governing Documents), there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio and licensing, location of its principal place of business or production facilities, its production or distribution partners and strategic alliances, and alcohol beverage licenses, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company, and, while it may be subject to a shareholder vote, you have relinquished all shareholder voting rights pursuant to Proxy.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to updates or financial information. Notwithstanding anything to the contrary, the IRA (as hereinafter defined and as set forth on Exhibit F hereto) sets forth the information rights afforded to certain major shareholders.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to raise additional funds in the future which may include the issuance of additional common and/or preferred equity and/or debt (convertible or otherwise) which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital and as may be senior in rights and preferences to the Series B-2 Preferred Stock. The terms of preferred stock could be, and likely would be, more advantageous to those investors than to the terms of the existing common and preferred stock.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds (as described below in the "Recent Offerings of Securities" section is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Hospitality and alcohol-based businesses are subject to decline and obsolescence as trends, styles, and technologies change, thereby requiring significant infusions of capital to remain competitive and viable in the marketplace

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights

While the Series B-2 Preferred Stock has voting rights attached to the security, you will be part of the minority shareholders of the Company and have agreed to grant the Proxy to the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, shareholders will only be paid out if there is any cash remaining after all of the creditors of our Company and after certain reserves have been set up in the discretion of the board of directors of the Company, and shareholders will be paid out in accordance with the Charter (as hereinafter defined and as set forth on Exhibit F hereto).

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. The alcohol beverage industry at a macroeconomic level is challenged by innumerable additional factors, including without limitation lasting COVID impacts, inflation of farm employee and input costs, quickly changing market conditions driven by changing consumer preferences and profiles, decreased national consumption and sales of wine and beer products in recent years, foreign and subsidized imports, distributor and retailer consolidation, a rise in private label products promoted by retailers that replace wholesale brands, new and competing business and product offerings, changes to laws and new applicable laws, trade barriers and regulatory policies at international and national level including those that increasingly scrutinize the health effects of alcohol and warn consumers against consumption.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
We also rely on third parties to provide a variety of essential business functions for us, including shipping, customer service, legal and compliance services, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, the value of an investment in the company could be adversely impacted by our reliance on third parties and their performance. In particular, we rely on third party distributors for the distribution of our alcohol to retail customers. State and federal laws regulate the ability of distributors to distribute alcohol and regulate the relationship of the Company with its distributors. Both the Company and distributors may be required to negotiate contracts and often file the same with regulatory agencies, establish a franchise relationship, obtain licenses, registrations, consents, post prices, and obtain other approvals from government agencies in order to deliver alcohol to end customers in the many states. Changes in our access to those distributors, including changes in prices or changes in our relationships and incentive structures with those distributors, changes in the laws allowing third party distribution of alcohol, or regulatory discipline against licenses held by those distributors, and the distributors' marketing efforts of our products could materially adversely affect our business. Delivery of the products we sell to retail customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shutdown of the distributors we engage to distribute our products. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

The Development And Commercialization Of The Company's Products And Services Are Highly Competitive
The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consumer-packaged goods market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize product offerings. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring

technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

If We Do Not Comply With The Specialized Regulations And Laws That Regulate The Alcoholic Beverage Industry, Our Business Could Be Materially Adversely Affected

The alcohol industry is regulated extensively by federal agencies, including without limitation the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), the Federal Communications Commission and the Food and Drug Administration. Every state has its own separate alcoholic beverage regulations and regulatory agencies, including without limitation the California Department of Alcoholic Beverage Control ("ABC"), the California Department of Food and Agriculture, the California Department of Tax and Fee Administration. Many local jurisdictions have separate rules and regulations governing the alcohol industry as well. Regulated areas include licensing, production, importation, exportation, distribution, retail, sale, product labeling and advertising, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, franchise laws, trade practices (including marketing methods, and interactions and relationships among the three tiers of the alcohol industry -- producers, wholesalers and retailers). We cannot assure you that we are or will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience to comply with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses, tax permits, registrations and additional approvals issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, import, distribute, sell and ship alcohol. We have basic permits with TTB under the Federal Alcohol Administration Act, state production, importation and wholesale permits with ABC, and various out of state permits with other states. These approvals and permits as well as our other registrations and approvals must remain in compliance with state and federal laws in order to keep our licenses in good standing. There is no guarantee the Company can maintain its current licenses, permits, registrations and other government approvals. There is no guarantee the Company will be able to obtain additional licenses, permits, registration and other government approvals to grow or adjust its business objectives. Failure of investors to disclose information to the Company can result in compliance failures. Generally, compliance failures of any sort can result in fines, license suspension, license revocation, and expulsion of owners or officers from the Company by federal and state agencies. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties by federal and state agencies. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal government and most states impose taxes on alcohol beverage production, distribution, shipping and/or sales in varying amounts which are frequently changing. Significant increases in such taxes on alcohol beverage products and delivery thereof could materially and adversely affect the financial condition or results of operations for the Company, and thereby affect the Company and/or its subsidiaries' operations.

Federal And State Laws Governing Ownership Interests In Alcoholic Beverage Licensees May Impact Your Ability To Invest In The Company.

Alcohol beverage licensees, their owners, officers, employees and agents are subject to state and federal trade practice and "tied-house" laws that restrict and/or prohibit certain ownership or financial interests, relationships and interactions among and between the three tiers of the alcoholic beverage industry – those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules and exceptions to the rules regarding such investments are materially different among the federal government and each state. They are also subject to frequent change and varying degrees of enforcement and focus. Further, alcohol beverage licensees are subject to applicable state and federal laws restricting and/or prohibiting ownership and relationships with individuals with certain criminal histories, including without limitation, felonies, certain misdemeanor violations, and crimes of moral turpitude. We cannot make any assurances that investments in the company by investors are permissible by the federal government or state regulatory agencies if (a) an investor or qualifying family member has an impermissible criminal violation, or (ii) such investor or investor's qualifying family member holds direct or indirect interests in domestic or foreign alcoholic beverage licensees or, in some instances, is even just employed by or contracted as an agent with another licensee, or (c) such investor's investment results in any other trade practice or tied house violation under state or federal law. No state alcohol regulatory agency or federal alcohol regulatory authority has reviewed, passed on or endorsed the merits, adequacy or accuracy of this Offering, or the conformity of its/their provisions under any law or act, including without limitation the California Alcohol Beverage Act or Federal Alcohol Administration Act. It is within the purview of the TTB, ABC and each state alcohol regulatory agency to investigate our compliance with federal and state trade practice and tied-house requirements regardless of such investors' amount of investment in the company. In connection therewith, Investor is required to represent and warrant to Company in connection with this offering that Investor is not disqualified under applicable laws from owning equity interests in the Company and that Investor will promptly provide Company all information and documentation necessary or desirable for the Company to make such determination. If investor is disqualified at the time of investment, not truthful in its representation to the Company, or subsequently takes any actions or causes any omissions that result in a disqualifying event, investor's shares may be subject to redemption.

The Investment Agreement Has A Forum Selection Provision That Requires Disputes Be Resolved In State Or Federal Courts In The State Of California, Regardless Of Convenience Or Cost To You, The Investor.

In order to invest in this offering, investors agree to resolve disputes arising under the investment agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The Chief Operating Officer Of The Company Served A Similar Role For A Prior Company That Filed For Bankruptcy

AMASS Brands Inc's Chief Operating Officer, Erin Green, previously worked as Chief Operating Officer (COO) for BWSC LLC, D/B/A Winc ('Winc'), which filed for Ch. 11 bankruptcy in November of 2022. Winc's bankruptcy filing was caused by several factors that affected the business including a downturn in the DTC wine market, ongoing challenges from COVID, rising customer acquisition costs, and worsening macroeconomic conditions in both public and private markets. Ms. Green began working for Winc as Vice President of Operations in 2015 and became COO in 2021. While Ms. Green did not serve on Winc's board of directors, she was involved in the management and decision-making of its business. Winc's bankruptcy was not a direct result of Ms. Green's actions or decisions, there is some level of risk in investing in a company whose officers previously managed a company that filed for bankruptcy.

Compliance with Alcohol Beverage Laws and Potential Ownership Restrictions Including Redemption

Investors should be aware that the Company operates in a highly regulated environment, particularly concerning federal, state, and local alcohol beverage laws, including Tied House laws. These laws govern the relationships between alcohol manufacturers, wholesalers, and retailers to prevent undue influence and ensure fair competition. If the Company determines, in its sole discretion and upon the advice of counsel, that an investor's continued ownership of Series B-2 Preferred Stock, or failure to provide requested information to verify compliance with these laws, jeopardizes the Company's current or prospective alcoholic beverage licenses, privileges, or its overall compliance with applicable laws, the Company reserves the right to redeem some or all of the investor's shares or require the investor to withdraw from the Company. If an investor's ownership creates a violation or risk of violating Tied House laws—such as through prohibited ownership in another tier, undue influence, or regulatory changes—the investor may be required to sell or transfer their ownership interest. This transfer must occur within a set period and at fair market value, subject to the Company's right of first refusal and approval of any third-party transfer. These actions are essential to ensure the Company's continued compliance and protect its licenses and operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alchemi Project Inc.	3,243,847	Common Stock	
Alchemi Project Inc.	451,814	Series Seed-4 Preferred Stock	14.83%
Alchemi Project Inc.	1,794,590	Series B-1 Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series A Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, and Series B-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,773,049 of Series B-2 Preferred Stock.

Common Stock

The amount of security authorized is 63,500,000 with a total of 12,091,650 outstanding.

Voting Rights

Except as otherwise provided in the Charter or by applicable law, the holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Charter that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Charter or pursuant to the Delaware General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Charter) the affirmative vote of the holders of shares of capital stock of Amass representing a majority of the votes represented by all outstanding shares of Company Stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Stock Options & Warrants

As of the initial date of this offering: Amass has reserved 5,178,390 shares of Common Stock for issuance to officers, directors, employees and consultants of Amass pursuant to its incentive equity plan, 3,462,486 shares have been issued pursuant to restricted stock purchase agreements or stock option agreements, and 1,243,238 shares of Common Stock remain available for issuance.

Series Seed Preferred Stock

The amount of security authorized is 1,362,530 with a total of 1,362,530 outstanding.

Voting Rights

On any matter presented to the stockholders of Amass for their action or consideration at any meeting of stockholders of Amass (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-1 Preferred Stock

The amount of security authorized is 2,412,297 with a total of 2,412,297 outstanding.

Voting Rights

On any matter presented to the stockholders of Amass for their action or consideration at any meeting of stockholders of Amass (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-2 Preferred Stock

The amount of security authorized is 4,323,248 with a total of 4,323,248 outstanding.

Voting Rights

On any matter presented to the stockholders of Amass for their action or consideration at any meeting of stockholders of Amass (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the

Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,579,994 with a total of 1,579,994 outstanding.

Voting Rights

On any matter presented to the stockholders of Amass for their action or consideration at any meeting of stockholders of Amass (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-4 Preferred Stock

The amount of security authorized is 2,346,635 with a total of 2,346,635 outstanding.

Voting Rights

On any matter presented to the stockholders of Amass for their action or consideration at any meeting of stockholders of Amass (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series Seed-5 Preferred Stock

The amount of security authorized is 504,316 with a total of 504,316 outstanding.

Voting Rights

On any matter presented to the stockholders of Amass for their action or consideration at any meeting of stockholders of Amass (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series A Preferred Stock

The amount of security authorized is 873,734 with a total of 873,734 outstanding.

Voting Rights

On any matter presented to the stockholders of Amass for their action or consideration at any meeting of stockholders of Amass (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the

Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Series B-1 Preferred Stock

The amount of security authorized is 18,198,578 with a total of 6,565,817 outstanding.

Voting Rights

On any matter presented to the stockholders of Amass for their action or consideration at any meeting of stockholders of Amass (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Material Rights

The total amount outstanding includes 1,328,185 shares to be issued pursuant to outstanding warrants.

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out the Charter

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, Amass shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as Exhibit F hereto, for more details and specifics.

Series B-2 Preferred Stock

The amount of security authorized is 4,262,724 with a total of 0 outstanding.

Voting Rights

The Series B-2 Preferred Stock issued pursuant to this crowdfunding offering shall be subject to the Proxy (as detailed again in the "Voting" section below), and while so subject, shall not enjoy any voting rights otherwise attributable to the Series B-2 Preferred Stock. On any matter presented to the stockholders of Amass for their action or consideration at any meeting of stockholders of Amass (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. Notwithstanding anything in this section with respect to the voting rights of Series B-2 Preferred Stock, the Series B-2 Preferred Stock issued in this crowdfunding offering shall be subject to the Proxy as detailed again below in the "Series B-2 Preferred Stock Voting Limitations" section for convenience. Series B-2 Preferred Stock Voting Limitations: Each Subscriber shall appoint the CEO, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing (collectively, the "Proxy"). The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate simultaneously with the termination of the Voting Agreement which is attached hereto as Exhibit F. WHAT IT MEANS TO BE A MINORITY HOLDER: AS A MINORITY HOLDER OF SERIES B-2 PREFERRED STOCK OF THIS OFFERING, YOU HAVE GRANTED YOUR VOTES BY PROXY TO THE CEO OF THE COMPANY PURSUANT TO THE PROXY. EVEN IF YOU WERE TO RECEIVE CONTROL OF YOUR VOTING RIGHTS, AS A MINORITY HOLDER, YOU WOULD HAVE LIMITED RIGHTS IN REGARDS TO THE CORPORATE ACTIONS OF THE COMPANY, INCLUDING ADDITIONAL ISSUANCES OF SECURITIES, COMPANY REPURCHASES OF SECURITIES, A SALE OF THE COMPANY OR ITS SIGNIFICANT ASSETS, OR COMPANY TRANSACTIONS WITH RELATED PARTIES. FURTHER, INVESTORS IN THIS CROWDFUNDING OFFERING WILL HAVE RIGHTS LESS THAN THOSE OF OTHER INVESTORS AND WILL HAVE LIMITED INFLUENCE ON THE CORPORATE ACTIONS OF THE COMPANY.

Material Rights

Please review the summary of key materials rights for Preferred Stock provided in the Series Seed Preferred Stock section which apply to this class and also review the Company's Fifth Amended and Restated Certificate of Incorporation, attached as Exhibit F to the offering materials.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, Amass shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as Exhibit F hereto, for more details and specifics. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Despite Series B-2 Preferred Stock having the rights described above, to the extent you, as a holder of such shares, could comprise the Series B Requisite Holders, you will not be entitled to exercise such rights as those rights were granted to the CEO pursuant to the Proxy.

Series B-3 Preferred Stock

The amount of security authorized is 5,328,406 with a total of 2,962,327 outstanding.

Voting Rights

On any matter presented to the stockholders of Amass for their action or consideration at any meeting of stockholders of Amass (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 of the Charter) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. In addition to the foregoing, Section 3.3 of the Charter sets forth certain actions that the Company shall not be entitled to take without the affirmative consent of the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis.

Material Rights

Liquidation Preferences: The liquidation preferences of each class of Company Stock are set forth in the Charter. The Preferred Stock has liquidation preference and receives preferential payments vis-à-vis the Common Stock in the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or (b) a Deemed Liquidation Event (as defined in the Charter). Specifically, with respect to the various classes of Preferred Stock, currently the Series B Preferred Stock Classes have the most senior liquidation preference, followed by the Series Seed Preferred Stock Classes and Series A Preferred Stock participating together on a pari passu basis. For the avoidance of doubt, for the purposes hereof, the "Series Seed Preferred Stock Classes" means each of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock and the Series Seed-5 Preferred Stock (which all participate pari passu vis-à-vis one another); and the "Series B Preferred Stock Classes" means each of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (which all participate pari passu vis-à-vis one another).

Dividends: The Preferred Stock carry dividend rights that are set out in the Charter.

Conversion Rights: The holders of Preferred Stock have conversion rights that are set out in Section 4 of the Charter.

Protective Provisions: So long as any shares of Series B Preferred Stock are outstanding, Amass shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take certain actions set forth in Section 3.4 of the Charter without the written consent or affirmative vote of the Series B Requisite Holders (as defined in the Charter) (in addition to any other vote required by law or the Charter) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect. Please see Section 3.4 of the Charter, as set forth as Exhibit F hereto, for more details and specifics.

What it means to be a minority holder

As a minority holder of Series B-2 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in Amass could be diluted due to Amass issuing additional shares, whether it be in the form of additional preferred stock, common stock, convertible securities, warrants to purchase stock, restricted stock, stock options, or other similar instruments. In other words, if and when Amass issues more shares, the percentage of Amass that you own will go down, even though the value of Amass may go up since you will own a smaller piece of a more valuable company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment or otherwise), employees exercising stock options, issuance and exercse of additional stock options, issuance of restricted stock, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If Amass decides to issue more securities, you will experience dilution in your ownership percentage and, therefore, control dilution (provided you understand you have relinquished control via the Proxy). There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if a Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series B-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $6,019,990.34
  Number of Securities Sold: 5,237,632
  Use of proceeds: New product, marketing, team expansion
  Date: June 30, 2023
  Offering exemption relied upon: Regulation CF

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,633,038.42
  Number of Securities Sold: 873,734
  Use of proceeds: Continuing working capital
  Date: May 31, 2022
  Offering exemption relied upon: Regulation D

- Name: Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock and Series Seed-5 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $5,101,617.00
  Number of Securities Sold: 1,362,530
  Use of proceeds: Continuing working capital
  Date: March 10, 2022
  Offering exemption relied upon: Regulation D

- Name: Series B-3 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $600,000.00
  Number of Securities Sold: 266,418
  Use of proceeds: Growth
  Date: June 27, 2024
  Offering exemption relied upon: Regulation D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2023 compared to year ended December 31, 2022</u>

Revenue

Revenue and sales for 2023 totaled $33,473,852 compared to $3,074,322 in 2022.

This approximately 1,317% increase is attributable primarily to our acquisition of Winc in January 2023, but also included market expansion, new product launches, and improved sales strategy. In 2022, we acquired Gem & Bolt, which contributed to our 9% increase in spirits revenue from 2021.

Cost of sales

Cost of sales for 2023 were $22,734,166 compared to $1,766,962 in 2022.

With a higher sales volume, our associated costs therefore increased by about 1.187%.

Net profit margins

In 2023, our net profit margin was 15% (net income / net sales). The business operated at a loss in 2022.

As sales volumes increased, fixed costs are spread over a larger number of units, reducing the per-unit cost and improving profit margins. Coupled with effective cost management strategies, we saw a large increase in net profit margins.

Expenses

Total expenses in 2023 were $21,061,620 compared to $7,381,708 in 2022.

Our expenses increased by about 185%. This is primarily due to operational expansion and marketing and sales efforts.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the Company has demonstrated an ability to grow year-over-year through organic growth as well as investments in incubations and new product lines and acquisitions. Past cash was primarily generated through both equity fundraising and line of credit.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2024, the Company has capital resources available in the form of a line of credit for $8M from Merchant Bank, other debt instruments totaling $4.4M, and almost $0.7M of cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our

Company has, <15% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $0.5M for expenses related to payroll, inventory, and marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate profitably. This is based on a current monthly burn rate of $0.5M for expenses related to payroll, inventory, and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a new line of credit to replace our existing lines of credit.

Indebtedness

- Creditor: Merchant Factors Corp
  Amount Owed: $4,920,975.00
  Interest Rate: 3.75%
  Maturity Date: July 01, 2025
  In September 2023, the Company entered into a Loan and Security Agreement to open a credit facility with the maximum aggregate principal amount of $8,000,000 (the "ABL"). Interest is accrued at the greater of (i) 12% and (ii) Prime Rate (8.5% as of December 31, 2023) plus 3.75% per annum. The Company also incurs one-time fees related to the origination of the loan totaling $105,000 per month in collateral monitoring fees. The ABL matures in July 2025. The outstanding balance on the ABL was $49,20,975 as of December 31, 2023.

- Creditor: Ryan Smith, Dan Brown, Nitehaus
  Amount Owed: $1,181,860.00
  Interest Rate: 2.0%
  Maturity Date: July 31, 2025
  In December 2022, the Company obtained three Mezzanine Secured Notes with shareholders in an aggregate principal amount of $1,200,000. The notes accrue interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. In January 2023, the Company issued another Mezzanine Secured Note for $500,000. During 2023, the Company repaid $1,000,000 of principal balances on these notes. The loans initially matured in December 2023 but have been extended to July 2025. As of December 31, 2023, the balance of Mezzanine Secured Notes was $1,181,860.

- Creditor: COVID Relief Funding
  Amount Owed: $161,014.00
  Interest Rate: 3.75%
  Maturity Date: June 30, 2050
  In May 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was established to provide economic relief to small businesses facing COVID-19-related economic hardships. In June 2020, the Company applied and received COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan ("EIDL") assistance program by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2023, the outstanding balance was $161,014 inclusive of accrued interest, respectively. Interest expense for this loan was $5,562 for the year ended December 31, 2023.

- Creditor: Sam Shaffer, Moise Emquies Trust, Mark Genender, Dan Brown, Nathan Reis
  Amount Owed: $1,900,000.00
  Interest Rate: 10.5%
  Maturity Date: September 30, 2027
  As of December 31, 2023 and 2022, the Company had promissory notes outstanding with the total principal balance of $1,900,000 outstanding. From January through April 2023, all promissory notes' interest rates were amended from 9% to 12% per annum in exchange for subordination under other debt instruments. The promissory notes mature between August 2026 and September 2027. Interest accrued on the notes are paid quarterly in arrears. The notes incurred

$223,168 in the year ended December 31, 2023, of which $108,134. The promissory notes contain warrants to purchase 50,003 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The exercise period on the warrants is five years from the issuance date. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life was determined to be negligible.

Related Party Transactions

- Name of Person: Mark Lynn
  Relationship to Company: Co-Founder
  Nature / amount of interest in the transaction: The Co-Founder is Mark Lynn.
  Material Terms: The Company's co-founder has received various advances from the Company. In January 2022, the Company entered into a loan agreement with the founder in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2023, net amount due from the co-founder was $942,291. Interest earned in the year ended December 31, 2023 on the advances was $10,665. These advances are payable on demand.

- Name of Person: Mark Lynn
  Relationship to Company: Founder
  Nature / amount of interest in the transaction: Mark is Founder and CEO.
  Material Terms: In August 2021, the Company received a promissory note from a founder with the principal balance of $100,000. The loan bore interest at 9% and matured in August 2026. The note contained 2,631 Common Stock warrants with an exercise price of $3.7994. The discount on the note was negligible. As of December 31, 2021, the outstanding balance of the promissory note was $100,000 and with accrued interest of $3,674. In 2022, the note was relieved by offsetting advances received described above. This facility was put in place in exchange for Mr. Lynn compensation being below market with no bonuses for the preceding 5 years.

Valuation

Pre-Money Valuation: $100,000,000.00

Valuation Details:

The Company's pre-money valuation of $100 million was determined internally by its Board of Directors and shareholders without an independent third-party analysis. This valuation was based on a methodology applied by the Company. This is based roughly on the shares outstanding multiplied by the price per share.

The $2.82 price per share of the Series B-2 Preferred Stock set forth herein (the "Rounded Price Per Share") has been rounded up as is required by and due to limitations of the Start Engine platform. The actual price per share of the Series B-2 Preferred Stock as set forth in the Charter (as hereinafter defined) is $2.8150 (the "Actual Price Per Share"). The Rounded Price Per Share shall be used solely for the purposes of raising funds on this platform and issuing equity pursuant to the subscription agreement provided, but for all legal and corporate purposes set forth in the Governing Documents (as hereinafter defined), including, without limitation, determining liquidation proceeds, anti-dilution protection and other rights, if and as applicable, the Actual Price Per Share shall apply and control.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.58 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,998.18, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital - Growth of Wine Portfolio
  29.5%
  Working capital to fund existing business operations within the wine portfolio (e.g., grow inventory to meet surging demand)

- Working Capital - Growth of Spirits Portfolio
  40.0%
  Working capital to fund growth of the spirits portfolio in both on-premise and off-premise accounts.

- Cash on balance sheet
  25.0%
  Incremental capital fuel growth and opportunistic M&A

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://amassbrandsgroup.com/ (https://www.amassbrandsgroup.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/amass

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR AMASS Brands Inc

[See attached]

Amass Brands, Inc. and Subsidiaries

Consolidated Financial Statements
Together with Independent Auditors' Report

December 31, 2023 and 2022

Amass Brands, Inc. and Subsidiaries

Index



INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Amass Brands, Inc. and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Amass Brands, Inc. (a Delaware corporation) and Subsidiaries (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplemental schedules accompanying the consolidated financial statements are presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses, has negative cash flows from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
July 3, 2024

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

Amass Brands, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 939,975	$ 1,583,679
Accounts receivable, net	3,782,276	423,285
Due from related parties	942,291	551,189
Short-term promissory notes receivable	4,934,235	-
Debtor in possession financing receivable	-	2,118,411
Inventory	11,216,326	2,258,967
Prepaid expenses and other current assets	1,692,323	134,667
Total current assets	23,507,426	7,070,198
Property and equipment, net	306,724	301,380
Right of use asset	1,356,646	-
Intangible assets, net	2,985,182	162,343
Goodwill	1,465,964	1,465,964
Investments at fair value	5,578,479	5,177,159
Investments at cost	1,500,000	-
Promissory notes receivable	601,714	-
Deposits	332,160	-
Total assets	$ 37,634,295	$ 14,177,044
Liability and stockholders' equity		
Current liabilities:		
Accounts payable	$ 7,508,404	$ 2,416,221
Accrued expenses	459,320	11,267
Lease liabilities, current	294,132	-
Merchant advances	-	58,553
Short-term debt	1,922,053	1,000,000
Convertible notes payable, current	-	1,000,000
Interest payable, current	920,301	58,825
Total current liabilities	11,104,210	4,544,866
Loans payable	5,762,203	350,000
Lease liabilities, non-current	1,077,902	-
Promissory notes, net	1,900,000	1,896,942
Interest payable	19,786	67,450
Deposit on Series B financing	-	1,000,000
SAFE notes	-	1,650,000
Total liabilities	19,864,101	9,509,258
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Series B Preferred Stock, $0.00001 par,18,198,578 shares authorized, 5,237,632 and and 0, a liquidation value of $7,669,990 as of December 31, 2023	52	-
Series A Preferred Stock, $0.00001 par, 873,734 shares authorized, 873,734 and 873,734 shares issued and outstanding and liquidation value of $3,633,038 and $3,633,038 as of December 31, 2023 and 2022, respectively	9	9
Series Seed Preferred Stock, $0.00001 par, 12,529,020 shares authorized, 12,529,020 and 12,529,020 shares issued and outstanding and liquidation value of $18,425,259 and $18,425,259 as of December 31, 2023 and 2022, respectively	125	125
Common Stock, 0.00001 par, 38,000,000 shares authorized, 7,367,632 and 7,252,632 shares issued and outstanding as of December 31, 2023 and 2022, respectively	74	73
Additional paid-in capital	28,588,619	20,409,565
Accumulated other comprehensive income	65,938	18,012
Accumulated deficit	(10,884,623)	(15,759,998)
Total stockholders' equity	17,770,194	4,667,786
Total liabilities and stockholders' equity	$ 37,634,295	$ 14,177,044

See accompanying notes, which are an integral part of these consolidated financial statements.

Amass Brands, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,	
	2023	2022
Net revenues:		
Spirits & wine revenues	$ 30,916,302	$ 2,181,298
Other revenues	2,567,550	893,024
Total net revenues	33,483,852	3,074,322
Cost of net revenues		
Cost of spirits & wine revenues	19,814,068	1,268,449
Cost of other revenues	2,920,098	498,513
Total cost of net revenues	22,734,166	1,766,962
Gross profit	10,749,686	1,307,360
Operating expenses:		
Sales and marketing	3,768,258	2,019,259
General and administrative	15,276,837	4,431,259
Research and development	151,812	139,420
Impairment Loss	1,864,713	791,770
Total operating expenses	21,061,620	7,381,708
Loss from operations	(10,311,934)	(6,074,348)
Other income (expense):		
Interest income	395,798	123,913
Interest expense	(2,828,677)	(243,482)
Other income	(8,673)	(2,938)
Other expense	(254,781)	-
Gain on sale of business	17,482,322	-
Unrealized gain on investments at fair value	401,320	693,913
Realized loss on investments at fair value	-	(87,737)
Total other income (expense)	15,187,309	483,669
Provision for income taxes	-	-
Net income (loss)	4,875,375	(5,590,679)
Foreign currency translation adjustment	47,926	18,012
Total comprehensive income (loss)	$ 4,923,301	$ (5,572,667)
Weighted average common shares outstanding - basic and diluted		
Basic	7,272,618	6,374,902
Diluted	25,893,510	6,374,902
Net income (loss) per common share		
Basic	$ 0.67	$ (0.88)
Diluted	$ 0.19	$ (0.88)

See accompanying notes, which are an integral part of these consolidated financial statements.

Amass Brands, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

	Series B Preferred Stock		Series A Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional paid-in capital	Accumulated deficit	Other Comprehensive Income	Total Stockholders' equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balances at December 31, 2021	-	$ -	-	$ -	12,288,946	$ 123	5,858,843	$ 59	$ 15,735,562	$ (10,169,319)	$ -	$ 5,566,425
Issuance of Series A Preferred Stock for cash	-	-	284,517	3	-	-	-	-	1,183,036	-	-	1,183,039
Issuance of Series A Preferred Stock for acquisition	-	-	589,217	6	-	-	-	-	2,449,994	-	-	2,450,000
Issuance of Series Seed Preferred Stock for cash	-	-	-	-	220,285	2	-	-	836,955	-	-	836,957
Issuance of Series Seed Preferred Stock for services	-	-	-	-	19,789	-	-	-	75,186	-	-	75,186
Issuance of Common Stock for services	-	-	-	-	-	-	30,000	-	12,900	-	-	12,900
Issuance of warrants with promissory notes	-	-	-	-	-	-	-	-	738	-	-	738
Exercise of stock options	-	-	-	-	-	-	267,416	3	43,073	-	-	43,076
Exercise of stock warrants	-	-	-	-	-	-	1,096,373	11	197,070	-	-	197,081
Stock-based compensation - options	-	-	-	-	-	-	-	-	58,425	-	-	58,425
Stock-based compensation - warrants	-	-	-	-	-	-	-	-	82,850	-	-	82,850
Offering costs	-	-	-	-	-	-	-	-	(266,224)	-	-	(266,224)
Cummulative translation adjustment	-	-	-	-	-	-	-	-	-	-	18,012	18,012
Net loss	-	-	-	-	-	-	-	-	-	(5,590,679)	-	(5,590,679)
Balances at December 31, 2022	-	$ -	873,734	$ 9	12,529,020	$ 125	7,252,632	$ 73	$ 20,409,565	$ (15,759,998)	$ 18,012	$ 4,667,786
Issuance of Series B Preferred Stock for cash	3,428,019	34	-	-	-	-	-	-	5,019,963	-	-	5,019,997
Issuance of Series B Preferred Stock for conversion of SAFEs	1,126,740	11	-	-	-	-	-	-	1,649,987	-	-	1,649,998
Issuance of Series B Preferred Stock for debt	682,873	7	-	-	-	-	-	-	999,993	-	-	1,000,000
Exercise of stock options	-	-	-	-	-	-	115,000	1	10,499	-	-	10,500
Warrant issued with debt	-	-	-	-	-	-	-	-	441,273	-	-	441,273
Warrant issued for additional interest	-	-	-	-	-	-	-	-	8,189	-	-	8,189
Stock-based compensation - options	-	-	-	-	-	-	-	-	59,799	-	-	59,799
Stock-based compensation - warrants	-	-	-	-	-	-	-	-	108,908	-	-	108,908
Offering costs	-	-	-	-	-	-	-	-	(119,557)	-	-	(119,557)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	47,926	47,926
Net loss	-	-	-	-	-	-	-	-	-	4,875,375	-	4,875,375
Balances at December 31, 2023	5,237,632	$ 52	873,734	$ 9	12,529,020	$ 125	7,367,632	$ 74	$ 28,588,619	$ (10,884,623)	$ 65,938	$ 17,770,194

See accompanying notes, which are an integral part of these consolidated financial statements.

Amass Brands, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,	
	2023	**2022**
Cash flows used in operating activities:		
Net income (loss)	$ 4,875,375	$ (5,590,679)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	786,041	171,047
Stock-based compensation	168,708	229,361
Bad debt expense	24,010	188,991
Impairment of intangible assets and goodwill	264,713	791,770
Unrealized gain of investments at fair value	(401,320)	(693,913)
Noncash amortization of debt financing costs	473,545	774
Write-off of investment at fair value	-	35,000
Right-of-use liability, net	(22,641)	-
Impairment loss on short-term promissory note receivable	1,600,000	-
Inventory obsolescence	454,310	-
Gain on sale of Winc DTC	(17,482,322)	-
Changes in operating assets and liabilities:		
Accounts receivable	1,476,769	198,907
Inventory	1,450,455	(894,882)
Prepaid expenses and other current assets	1,311,726	110,887
Accounts payable and accrued expenses	766,302	1,338,150
Interest receivable	(404,654)	-
Interest payable	808,550	117,626
Deferred revenue	(302,954)	(97,176)
Net cash used in operating activities	(4,153,387)	(4,094,137)
Cash flows used in investing activities:		
Debtor-in-possession financing receivable	-	(2,118,411)
Repayments from related parties, net	(391,102)	(220,739)
Purchase of property and equipment, net of disposals	(3,836)	(558)
Purchase of intangible assets	(13,052)	-
Acquisitions of businesses, net of assets and liabilities acquired	(7,529,528)	1,500
Sale of Winc DTC	250,000	-
Purchase of additional investments	-	(55,000)
Sale of investment	-	146,302
Proceeds from notes receivable	1,276,592	-
Deposits	(318,521)	18,500
Net cash used in investing activities	(6,729,447)	(2,228,406)
Cash flows from financing activities:		
Proceeds from convertible notes	-	1,000,000
Proceeds from merchant advances	-	325,000
Repayments on merchant advances	(58,553)	(372,036)
Proceeds from short-term debt	6,275,000	1,000,000
Repayments of short-term debt	(4,852,948)	-
Proceeds from loans payable	7,675,000	200,000
Repayments of loans payable	(2,757,535)	-
Proceeds from promissory notes	-	350,000
Payments to related party, net	-	(99,807)
Deposit on Series B financing	-	1,000,000
Proceeds from issuance of Series B Preferred Stock	4,019,995	2,019,996
Offering costs	(119,557)	(266,224)
Proceeds from SAFE notes	-	1,650,000
Proceeds from exercise of stock options	10,500	43,076
Proceeds from exercise of warrants	-	197,081
Net cash provided by financing activities	10,191,902	7,047,086
Net increase (decrease) in cash and cash equivalents	(690,932)	724,543
Effect of exchange rate changes on cash and cash equivalents	47,228	16,512
Cash and cash equivalents at beginning of year	1,583,679	842,624
Cash and cash equivalents at end of year	$ 939,975	$ 1,583,679

See accompanying notes, which are an integral part of these consolidated financial statements.

Amass Brands, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,	
	2023	2022
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ 1,682,911	$ 40,931
Noncash investing and financing activities:		
Conversion of convertible notes and accrued interest to Series B Preferred Stock	$ 1,000,000	$ -
Warrants issued with promissory notes	$ 441,273	$ 738
Right of use asset	$ 1,637,688	$ -
Conversion of SAFEs to Series B Preferred Stock	$ 1,650,000	$ -

See accompanying notes, which are an integral part of these consolidated financial statements.

Amass Brands, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2023 and 2022

Note 1 – Organization and nature of business

Amass Brands, Inc. ("Amass") is a corporation formed on September 22, 2016 under the laws of the State of Delaware. Headquartered in Los Angeles, California, the Company sells alcoholic and non-alcohol beverages and self-care products through wholesale and online platforms globally.

In 2022, Amass entered into an Asset Purchase Agreement (the "Asset Purchase") for substantially all assets and liabilities of GEM&BOLT, LLC ("Gem&Bolt"); which was accounted for as a business acquisition. As part of the Asset Purchase, Amass acquired all of the equity interest in ART + PLANTS HEAL S DE RL DE CV ("Art + Plants"), a wholly owned Mexican subsidiary. Located and formed in Oaxaca, Mexico, the Art + Plants company manages the production of mezcal (see Note 4 Acquisitions and Disposition for additional information).

In December 2022, Amass formed three wholly-owned subsidiaries, Project Crush Acquisition Corp LLC ("PCAC"), Project Crush DTC Sub LLC ("DTC Sub"), and Project Crush DTB Sub, LLC for its anticipated asset purchase of Winc, Inc. ("Winc"). In February 2023, the Project Crush DTB Sub, LLC changed its legal name to Maison Thomas, LLC ("Maison Thomas"). Amass, along with Art + Plants, PCAC, DTC Sub, and Maison Thomas make up "the Company".

The asset purchase of Winc, Inc., a producer of innovative alcoholic beverage products (primarily wines) available for purchase through direct-to-consumer ("Winc.com DTC") ecommerce and wholesale channels, occurred in January 2023. In June 2023, the Winc.com DTC subscription-based ecommerce portion was sold, leaving the summerwater.com wholesale wine channels. Products are either purchased from other manufacturers or developed and manufactured in conjunction with winemakers, vineyards, distillers domestically and internationally (see Note 4 Acquisitions and Disposition for additional information).

Note 2 – Liquidity

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had not generated profits until the year ended December 31, 2023, where the $4,875,374 in profits primarily resulted from the $17,482,322 gain realized on the sale of the Winc.com DTC business unit. Further, the Company has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. These factors, among others, raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital.

The Company plans to raise additional capital as necessary to support its operating losses through the issuances of stock and loans. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

Note 3 – Summary of significant accounting policies

Basis of presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated on consolidation.

Use of estimates
The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to inventory, allowance for doubtful accounts receivable, valuation of investments at fair value, revenue recognition, valuation of acquisitions, and the valuations of common stock and related stock options and warrants. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. As of December 31, 2023 and 2022, all the Company's cash and cash equivalents were held at accredited financial institutions.

Fair value option
ASC 825, *Financial Instruments* ("ASC 825"), allows for entities to elect the "fair value option," which permits entities to choose, at specified election dates, to measure eligible financial assets and financial liabilities at fair value. The decision to elect the fair value option is: (a) applied on an instrument-by-instrument basis (except as delineated within the guidance of ASC 825); (b) irrevocable, unless a new election date occurs; and (c) applied to an entire instrument.

Entities may elect the fair value option for several defined items, including a recognized financial asset and financial liability (with certain specified exceptions). The fair value option may not be elected for several items as defined in ASC 825, including an investment in a subsidiary or an interest in a variable interest entity that is required to be consolidated.

An entity may elect the fair value option for an eligible item only on its election date. The election date is the date that one of the following occurs.

- An eligible item is first recognized.

- An entity enters into an eligible firm commitment.

- Financial assets reported at fair value with unrealized gains and losses included in earnings pursuant to specialized accounting principles cease to qualify for that specialized accounting.

The election of recognition under the fair value option is irrevocable unless another election date occurs. The fair value option need not be applied to all instruments issued or acquired in a single transaction. A financial instrument that is legally a single contract may not be separated into parts for purposes of applying the fair value option. An investor in an equity security may elect the fair value option for its entire investment in that security, including fractional shares.

The Company has elected the fair value option on its equity investment in De Soi, Inc. ("De Soi") and Amass Labs, Inc. ("Labs"). Management determined to elect the fair value option on these investments in order to provide more useful information to the shareholders regarding the performance of its investment.

In the year ended December 31, 2022, Labs was wound down and the Company recorded a loss of $87,737. The wind down removed any value of the Company's investment in Labs.

The Company has recorded the fair value of the investment as of December 31, 2023 and 2022 in the balance sheet investments at fair value, at $5,578,479 and $5,177,159, respectively. The unrealized gain on changes in the fair value of the investment for the years ended December 31, 2023 and 2022 have been presented as unrealized gain on investments at fair value in the accompanying consolidated statement of operations in the amounts of $401,320 and $693,913, respectively. The unrealized gain on investments in fair value consists of an increase in fair value of investments held by the Company as of December 31, 2023 and 2022.

For equity investments, wherein we determine not to elect the fair value option, we evaluate the method of accounting for the equity based on the amount of control it exercises over the operations of the investee, exposure to losses in excess of its investment, the ability to significantly influence the investee and whether the Company is the primary beneficiary of the investee. Under the voting interest model, the Company applies the equity method when the Company owns or controls from 20% to 50% of the voting shares, or below 20% of the voting shares when significant influence can be exercised over the operating and financial policies of the investee company. Under the VIE Model, the investments are accounted for under the equity method if the Company has determined it does not have a controlling financial interest and therefore is not the VIE's primary beneficiary. As of December 31, 2023 and 2022, the Company had no investments required to be consolidated under the VIE model and no investments held by the Company were classified as equity-method investments.

Fair value measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The investments at fair value are measured using Level 3 inputs. Measurement of fair value using Level 3 inputs necessitates the use of estimates and assumptions that are inherently subjective, and the values determined by management as a result of using such inputs may differ from the values that would have been used had observable quotations in an active market existed, the differences could be material.

Except for investments at fair value, the carrying amounts of the Company's assets and liabilities, which are defined as financial instruments pursuant to U.S. GAAP, approximate fair value due to their short-term nature.

The following table presents changes in Level 3 assets measured at fair value for the years ended December 31, 2023 and 2022:

Investments at Fair Value	Amount
Balance, December 31, 2021	$ 4,609,548
Sale of De Soi SAFE Note	(130,000)
Purchase of De Soi Series Seed-1 Preferred Stock	40,000
Wind-down of Labs	(35,000)
Sale of De Soi Common Stock	(16,302)
Purchase of De Soi Series Seed Preferred Stock	15,000
Change in fair value	693,913
Balance, December 31, 2022	5,177,159
Change in fair value	401,320
Balance, December 31, 2023	$ 5,578,479

As of December 31, 2022, level 3 liabilities included SAFE notes for $1,650,000. The SAFE notes converted into Series B Preferred stock during 2023 with no change in valuation or gain or loss recognized.

Valuation techniques and inputs

Investments in private operating companies primarily consist of private common stock ("equity") investments and debt of privately-owned portfolio companies. ASC 820 allows for either the cost, market, or income approach to be used as a basis for measuring fair value. The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values in the investment's principal market under current market conditions. Ongoing reviews by the Company's management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date.

The market approach includes valuation techniques that use observable market data (e.g., current trading and/or acquisition multiples) of comparable companies and applying the data to key financial metrics of the investment. The comparability (as measured by size, growth profile, and geographic concentration, among other factors) of the identified set of comparable companies to the investment is considered in applying the market approach. The Company generally uses the market approach to value investments in private operating companies if comparable companies with observable market data exist or if there is an observable transaction with a third-party in the underlying investment which supports a valuation.

The income approach measures the present value of anticipated future economic benefits (i.e., net cash flow). The net cash flow is forecasted over the expected remaining economic life and discounted to present value using an appropriate risk-adjusted discount rate.

In certain instances, the Company may use multiple valuation techniques for a particular investment and estimate its fair value based on a weighted average or a selected outcome within a range of multiple valuation results. These investments in private operating companies are categorized in Level III of the fair value hierarchy.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs when determining fair value. The valuation techniques used by the Company to determine fair value are consistent with the market or income approaches.

When applying valuation techniques used in the determination of fair value, the Company assumes a reasonable period of time for estimating cash flows and takes into consideration the financial condition and operating results of the portfolio company, the nature of the investment, restrictions on marketability, market conditions, foreign currency exposures, and other factors. When determining the fair value of investments, the Company exercises significant judgment and uses the information available as of the measurement date. Due to the inherent uncertainty of valuations, the fair values reflected in the consolidated financial statements as of the measurement date may differ materially from values that would have been used had a principal or most advantageous market existed for such investments and/or the values that may ultimately be realized. Investments in private operating companies are generally included in Level III of the fair value hierarchy.

Management may change the valuation approach if it determines that a different approach provides a better estimate of the exit price for the investment. Reasons for change in valuation approach include, but are not limited to, the increase in or reduction of market data for comparable companies, changes in the investment's operational strategy, or changes in performance of the investment relative to previously comparable companies. No changes in the valuation techniques of investments at fair value occurred during December 31, 2023 or 2022.

At-cost investments:

In accordance with ASC Subtopic 321-10-35-2, *Investments - Others - Cost Method Investments*, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of comprehensive income.

Foreign currency translation

The functional currency of the Company's foreign subsidiaries is generally the respective local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate for the period. The resulting translation adjustments are recognized as a component of accumulated other comprehensive loss. Gains or losses resulting from foreign currency denominated transactions are included in accumulated other comprehensive income.

Business combinations

The Company accounts for business combinations under ASC 805, *Business Combinations*, which requires that the assets acquired and the liabilities assumed be recorded at the date of acquisition at their respective fair value and that direct costs of acquisitions be expensed as they are incurred. The excess purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Accounts receivable, net

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and 2022, the Company had an allowance for doubtful accounts of $343,573 and $297,072, respectively.

Inventory

Inventories consist of components, finished goods, and products in transit from the Company's suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Inventory consisted of the following as of December 31, 2023 and 2022:

	December 31,	
	2023	2022
Raw materials	$ 3,438,226	$ 803,929
Finished Goods	7,778,100	1,455,038
Total inventory	$ 11,216,326	$ 2,258,967

As of December 31, 2023 and 2022, the Company had $1,286,737 and $0, respectively, in deposits for inventory purchases and production runs, which are included in prepaid expenses and other current assets in the consolidated balance sheets.

Property and equipment, net

Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Property and equipment are recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. During 2023 and 2022, the Company's property and equipment were depreciated over five years, leasehold improvements over one to five years, and web development over two years. Additions and improvements are capitalized, while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of property and equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary on December 31, 2023 or 2022.

Intangible assets, net

Intangible assets consist of capitalized website development costs, trademarks and transferred intellectual property, customer base, and non-competes. The Company reviews the recoverability of intangible assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary on December 31, 2023; however, there were impairment changes on December 31, 2022 (see Note 5 Long-lived Assets, the Intangibles section, for additional information).

Goodwill, net

Goodwill represents the excess of acquisition costs over the fair value of net assets of the business acquired. The Company accounts for goodwill in accordance with the accounting alternative ASC 350, *Intangibles - Goodwill and Other*, which addresses financial accounting and reporting requirements for acquired goodwill. The Company elected not to amortize goodwill under ASU 2014-08, and thus does not amortize goodwill over 10 years or less.

The Company tests goodwill for impairment when a triggering event occurs that indicates that the fair value of an entity may be below its carrying amount. In the year ended December 31, 2022, a triggering event occurred and goodwill was quantitatively tested for impairment. The test indicated that implied fair value below its carrying amount, therefore an impairment was necessary (see Note 5 Long-Lived Assets, the Goodwill section, for additional information). There were no such triggering events that occurred in 2023; however, as part of the Winc.com DTC sale, the allocated goodwill to such unit was removed as part of the calculation of gain (loss).

Impairment of long-lived assets
The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the year ended December 31, 2023. See Note 5 Long-Lived Assets, for impairment in 2022 due to a triggering event.

Income taxes
The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Convertible instruments
GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Future equity obligations
The Company has issued Simple Agreements for Future Equity ("SAFEs") in exchange for cash financing. These funds were classified as long-term liabilities prior to their conversion into shares.

The Company has accounted for its SAFE investments as derivatives liabilities under the ASC 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2023, the Company had no remaining SAFE's outstanding.

Stock-based compensation

The Company accounts for stock-based compensation costs under the provisions of ASC 718, *Compensation—Stock Compensation*, which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. Stock based compensation expense recognized includes the compensation cost for all stock-based payments granted to employees, officers, advisors, and directors based on the grant date fair value estimated in accordance with the provisions of ASC 718. ASC 718 is also applied to awards modified, repurchased, or canceled during the periods reported. Stock-based compensation is recognized as expense over the employee's requisite vesting period and over the nonemployee's period of providing goods or services.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option and warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Revenue recognition

The Company's net revenues consist primarily through the sale of alcohol and non-alcoholic spirits, wine, seltzers, and personal care products both in the United States and internationally in both wholesale and direct to consumer channels. Sales of products are for cash or otherwise agreed-upon credit terms. The Company's payment terms vary by location and customer; however, the time period between when revenue is recognized and when payment is due is not typically significant. As of December 31, 2023, the Company had no unfulfilled deposits, which are recorded as deferred revenue on the balance sheets until the order is fulfilled.

Spirits, wine, and seltzer end customers consist primarily of retailers, bars, and restaurants, while personal care products are sold to wholesalers, retailers, and direct-to-consumer via e-commerce. The Company's revenue generating activities have a single performance obligation and are recognized when the ordered goods are shipped to the end customer, which is when control transfers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of its product. The Company's sales terms do not typically allow for a right of return on sales to wholesale and distributor customers except for matters related to any manufacturing defects. Amounts billed to customers for shipping and handling are included in net revenues.

Net revenues reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. This variable consideration is recognized as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. For example, customer promotional discount programs are entered into with certain distributors for certain periods of time. The amount ultimately reimbursed to distributors is determined based upon agreed-upon promotional discounts which are applied to distributors' sales to retailers. Other common forms of variable consideration include volume rebates for meeting established sales targets, including discounts offered to the end customer. The determination of the reduction of the transaction price for variable consideration requires certain estimates and assumptions that affect the timing and amounts of revenue and liabilities recognized. Management estimates this variable consideration by taking into account factors such as the nature of the promotional activity, historical information, and current trends, availability of actual results and expectations of customer and consumer behavior. All such estimates were not material for the years ended December 31, 2023 and 2022.

Further, the Company offers discounts on e-commerce transitions such as first order discounts, free shipping on sales over certain thresholds, subscription discounts, and bundled set discounts. All e-commerce discounts are included as part of net revenues on the statements of operations.

Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. Excise taxes were not material to the financial statements in the years ended December 31, 2023 and 2022.

Cost of net revenues
Cost of net revenues consist of the costs of inventory sold, which includes inbound freight, and production and fulfillment-related payroll. Outbound freight, third-party logistics costs, customs and duties, packaging materials, payment processing fees, and other fulfillment costs are also included in cost of net revenues.

Sales and marketing expenses
Sales and marketing expenses include all expenditures incurred to market or sell products. These costs include expenditures by the sales team while in the field, marketing and advertising costs, distributor costs, and payroll costs for the sales, marketing, and digital departments.

Advertising costs
Advertising costs are expensed in the period incurred and are included as sales and marketing expenses in the consolidated statements of operations. Advertising costs amounted to $197,157 and $59,526 for the years ended December 31, 2023 and 2022, respectively.

General and administrative expenses
General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology. These costs are expensed as incurred.

Research and development expenses
Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Net earnings (loss) per share

Basic net earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings (loss) per share on the statements of operations. Diluted net earnings (loss) per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net income (loss) per share if their inclusion would be anti-dilutive. The details of the earnings per share calculations for the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31,	
	2023	**2022**
Basic earnings (loss) per share computation:		
Net income (loss)	$4,875,375	$(5,590,679)
Weighted-average number of shares ouststanding - basic	7,272,618	6,374,902
Basic earnings per share	$ 0.67	$ (0.88)
Net income (loss)	$4,875,375	$(5,590,679)
Weighted-average number of shares outstanding - basic	7,272,618	6,374,902
Dilutive effect of converted preferred stock	17,859,133	-
Dilutive effect of stock options	281,898	-
Dilutive effect of common stock warrants	479,861	-
Weighted-average number of shares outstanding - diluted	25,893,510	6,374,902
Diluted earnings (loss) per share	$ 0.19	$ (0.88)

Recently adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021 and early adoption is permitted. The Company adopted ASC 842 in 2022.

In January 2017, the FASB issued ASU 2017-04, *Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 simplifies the accounting for goodwill impairments by eliminating the requirement to compare the implied fair value of goodwill with its carrying amount as part of step two of the goodwill impairment test referenced in ASC 350, *Intangibles - Goodwill and Other* ("ASC 350"). As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. However, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. For non-public entities, ASU 2017-04 is effective for fiscal years beginning after December 15, 2022. In 2022, the Company adopted ASU 2017-04, and the adoption impacted the Company's consolidated financial statements (see Note 5 Long-Lived Assets, the Goodwill section, for additional information).

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), which simplifies the guidance on the issuer's accounting for convertible debt instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt and will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that is within the scope of ASU 2020-06. ASU 2020-06 is applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company has elected to early adopt this ASU and the adoption of this ASU did not have a material impact on the Company's consolidated financial statements and related disclosures.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. The Company evaluates the significance of new accounting pronouncements as they are issued.

Note 4 – Acquisitions and disposition

Gem&Bolt acquisition
In April 2022, Amass entered into the Asset Purchase of Gem&Bolt for a total purchase price of $2,450,000 (comprised of 589,217 shares of the Company's Preferred Stock Series A, selling price $4.15806 per share). As part of the Asset Purchase, Amass acquired substantially all of the equity interest in Art + Plants, a Mexican subsidiary. Located and formed in Oaxaca, Mexico, Art + Plants manages the production of mezcal.

The acquisition was accounted for as a business acquisition and resulted in the recognition of $835,600 in intangibles and $1,637,489 in goodwill. Of the acquired intangible assets, the tradename has a useful life of 15 years and the customer base and non-competes have useful lives of 5 years.

The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Total fair value of the purchase price consideration as of April 2022 was determined as follows:

Preferred Series A Stock	$	2,450,000
Purchase price consideration	$	2,450,000

The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Cash	$	1,500
Receivables		11,430
Inventory		216,645
Fixed assets		2,502
Tradename		692,100
Customer base		132,000
Non-competes		11,500
Goodwill		1,637,489
Tax credits		(24,462)
Payables		(230,704)
Purchase price consideration	$	2,450,000

Goodwill is primarily attributable to the go-to-market synergies that are expected to arise as a result of the acquisition. The goodwill is not deductible for tax purposes.

See Note 5 for impairment of certain intangible assets and goodwill related to this acquisition.

Winc acquisition and partial disposition

In December 2022, the Company entered into a debtor-in-possession credit facility ("DIP") to fund Winc during the Company's section 363 asset acquisition. Under the DIP, the Company paid $2,000,000 in December and an additional $1,500,000 in January 2023. Total interest and credits earned on the DIP was $133,832 and was considered part of the purchase consideration on January 23, 2023, along with the principal, as part of the Company acquisition of Winc.

In January 2023 the Company finalized the Asset Purchase Agreement to acquire substantially all of the assets and liabilities from Winc out of bankruptcy through a Section 363 sale. The Company considers the net assets acquired through the Winc transaction to be two business units: wholesale and Winc.com DTC. The Company paid $11,000,000 in total consideration, of which $3,500,000 was paid through the DIP principal, $133,832 through DIP-related fees and credits, $6,014,107 in cash, and $1,352,061 in assumed net liabilities.

The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Total fair value of the purchase price consideration as of January 2023 was determined as follows:

Cash	$	6,014,107
Debtor-in-possession credit facility		3,633,832
Assumed net liabilities		1,352,061
Purchase price consideration	$	11,000,000

The Company has made an allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocation:

Accounts receivable, net	$ 3,240,300
Inventory	17,692,531
Prepaid expenses and other current assets	2,890,406
Property and equipment, net	167,719
Right of use lease asset	477,328
Intangible assets	3,869,660
Goodwill	264,713
Deposits	13,640
Accounts payable and accrued expenses	(3,422,058)
Lease liabilities, non-current	(515,357)
Deferred revenue	(13,678,882)
Purchase price consideration	$ 11,000,000

Goodwill is primarily attributable to synergies that are expected to arise as a result of the acquisition and other intangible assets that do not qualify for separate recognition. The goodwill is not deductible for tax purposes. The goodwill was removed as part of the Winc.com DTC disposition described below.

In June 2023, the Company sold the Winc.com DTC business unit for total consideration of $11,000,000 in the form of a $5,250,000 Secured Senior Promissory Note ($5,500,000 net of $250,000 cash received immediately), a $4,000,000 Secured Subordinated Promissory Note, 39,500 Common Units of equity in the buyer, and warrants to purchase 40,000 Common Units of equity in the buyer (the "Winc.com Sale"). The warrants have an exercise price of $0.01 and have a five-year maturity. The notes were initially to mature on December 31, 2023, but were amended to extend the maturity through April 30, 2025.

In relation to the disposition, the Company was relieved of a net $13,375,929 of liabilities. Based on the consideration received and net liabilities relieved, the Company recognized a gain on sale of $17,217,609 ($17,482,322, net of goodwill impairment of $264,713), as shown in the consolidated statement of operations for the year ended December 31, 2023.

The net revenues attributable to Winc.com DTC were $12,778,022 and cost of goods sold $8,063,522 in the consolidated statement of operations for the year ended December 31, 2023. Since the operating expenses and cash flows are not clearly distinguishable from other aspects of operations neither item is being reported.

The Company has made an allocation of the sale price in regard to the disposition and assets relieved liabilities assumed as of the sale date. The following table summarizes the purchase price allocation:

The sale price consideration as of June 2023 was determined as follows:

Promissory notes receivable	$	9,500,000
Investment in purchasing company		1,500,000
Sale price consideration	$	11,000,000

The Company has made an allocation of the sale price in regard to the assets sold and the liabilities relieved as of the sale date. The following table summarizes the sale price allocation:

Inventory	$	5,286,396
Intangible assets, net		440,550
Accounts payable		(75,453)
Deferred revenue		(13,375,928)
Transaction adjustments payable		1,242,113
Gain on sale		17,482,322
Sale price consideration	$	11,000,000

The notes receivable balances from the company that acquired Winc.com DTC business unit as of December 31, 2023 were $2,973,259 for the Secured Senior Promissory Note and $2,562,690 for the Secured Subordinated Promissory Note, respectively. The Secured Senior note interest rates for the designated periods are: July 1 to July 8, 2023 - 4.23%, July 8 to September 15, 2023 - 12.50%, September 16 to December 14 - 15.00%, thereafter - 25.00%. For the Secured Subordinated Note, interest is 8.00%. Original maturity dates for both were December 31, 2023 which were amended in February 2024 to extend the maturity. The Secured Subordinated Promissory Note was fully repaid in March 2024 and the Secured Senior Promissory Note now matures in April 2025. The short-term portions reflected in the balance sheet include those amounts collected as of the date of these financial statements and scheduled payments per the modified terms.

Accrued interest on the promissory notes receivable in the amount of $404,654 for the year ended December 31, 2023 is included in short-term promissory notes receivable in the consolidated balance sheets. The estimated fair values of the loans receivable at year end approximate the carrying values.

Note 5 – Long-lived assets

Property and equipment, net
Property and equipment, net consists of the following:

	December 31,			
	2023		**2022**	
Plant and equipment	$	175,629	$	6,679
Office and storage equipment		38,502		34,626
Furniture and fixtures		183,332		183,269
Leasehold improvements		372,424		219,146
Property and equipment, gross		769,887		443,720
Less: Accumulated depreciation		(463,163)		(142,340)
Property and equipment, net	$	306,724	$	301,380

Depreciation expenses of $163,500 and $97,909 were included in general and administrative expenses in the statements of operations for the years ended December 31, 2023 and 2022, respectively.

Intangible assets, net

Intangible assets, net consist of the following:

	December 31,			
	2023		**2022**	
Website development	$	130,538	$	-
Tradename/Transferred IP		167,231		167,231
Customer base		44,267		44,267
Non-competes		3,857		3,857
Brand names		3,264,000		-
Intangible assets, gross		3,609,893		215,355
Less: accumulated amortization		(624,711)		(53,012)
Intangible assets, net	$	2,985,182	$	162,343
Goodwill	$	1,465,964	$	1,465,964

As of December 31, 2023, the tradename, customer base and non-competes, gross value from the Gem&Bolt Asset Purchase was $215,355 (net of impairment) and website development and brand names, gross value from the Winc acquisition was $3,264,000. In the year ended December 31, 2022, a triggering event occurred, related to the change in business structure, of the Company, which caused Management to believe the future projections originally planned would not be met. Accordingly, Management believed that it was more likely than not that the Gem&Bolt intangible assets, as well as goodwill, were impaired and each was tested quantitatively for impairment. The gross value of Gem&Bolt intangibles prior to impairment was $835,600. The Company utilized the same models originally used to value the assets, primarily a discounted cash flow model. Based on the updated projections for the new business structure, the analysis indicated that the fair value was below their carrying amount related to intangible assets and an impairment of $620,246 was necessary at December 31, 2022. There were no additional triggering events or analysis required for 2023.

Amortization expenses of $622,341 and $73,138 for years ended December 31, 2023 and 2022, respectively, were included in general and administrative expenses in the statements of operations.

Goodwill
The Company tests goodwill for impairment when a triggering event occurs that indicates that the fair value of an entity may be below its carrying amount.

In the year ended December 31, 2022, a triggering event occurred for which Management believed that goodwill totaling $1,637,488 was more likely than not impaired. Accordingly, goodwill was quantitatively tested for impairment.

After completing the impairment analysis for intangible assets described above, the test indicated that the implied fair value of goodwill was below its carrying amount, therefore an impairment of $171,524 was necessary at December 31, 2022, with an adjusted carrying value of $1,465,964. The Goodwill as of December 31, 2022 all related to the Gem&Bolt acquisition. There were no triggering events in 2023.

As part of the Company's acquisition of Winc in January 2023, the Company recorded $264,713 of goodwill. This goodwill was relieved as part of the Winc.com DTC Sale, as it was believed to be primarily associated with that business unit. There is no remaining goodwill as part of the Winc Acquisition as of December 31, 2023.

Note 6 – Investments

De Soi at fair value
In August 2020, the Company entered into a joint venture to create De Soi, a celebrity-founded, non-alcoholic wine product company. De Soi first made its product available for sale in January 2022 through the release of three flavors available in both bottles and cans. The Company was granted 2,500,000 of 5,000,000 shares of common stock in De Soi for no consideration and has retained its 50% ownership position as of December 31, 2021. In December 2021, the Company obtained a SAFE Note with a value of $130,000 and sold that note in January 2022. In April 2022, the Company acquired additional De Soi SAFE Notes for $40,000. In September 2022, the Company acquired 5,293 shares of Series A Preferred Stock for $15,000. In September 2022, the Company sold 77,628 shares of Common Stock for $16,302. The Company's investment in De Soi was no longer a joint venture in the year ended December 31, 2022, as De Soi had raised outside capital in the year and the Company owned less than 50% of De Soi. The Company elected to value the De Soi investment at fair value.

At the valuation dates of December 31, 2023 and 2022, respectively, management used the market approach to determine the fair value of the Company's investment in De Soi was $5,578,479 and $5,177,156, respectively, which includes common stock, Series Seed, and SAFE Note holdings. The market approach was based on valuations related to financing transactions with third-party investors and market multiples of comparable companies, adjusted for certain time and market factors.

Labs at fair value

In December 2020, the Company entered into a joint venture to create Labs, a THC-infused, non-alcoholic spirit company. In the year ended December 31, 2022, Labs was wound down and the Company incurred a loss of $87,737 on the event. In consideration for the wind-down, the Company granted 60,125 warrants convertible to Common Stock to its joint venture partner at the exercise price of $0.12. Labs' activities during the year were not material to the Company (see Note 3 Summary of significant accounting policies, fair value option for additional information). Labs has a remaining $0 carrying value as it is believed to have no material value.

Other investment, at cost

As partial consideration for the sale of the Winc.com DTC business unit (Note 4), the Company received 39,500 Common Units and warrants convertible to 40,000 Common Units of the buyer with a total implied value of $1,500,000. The warrants have an exercise price of $0.01 and have a five-year maturity. The Company elected to record the equity from the buyer at cost and evaluate the investment for impairment whenever a triggering event occurs. As of December 31, 2023, no triggering events occurred. As of December 31, 2023, investment at cost had a value of $1,500,000.

Note 7 – Debt

Merchant advance

In November 2020, the Company entered into a financing agreement ("Merchant Advance") with a lender. In connection with the agreement, the Company received advances in the form of credit to be used for selected vendor transactions. The Company repays its outstanding advance based upon a percentage of future receivables or payment processor receipts. In March 2021, the Company terminated the financing agreement and entered into a comparable financing agreement with a new lender. The Company fully repaid and terminated all merchant advance financing agreements in March 2023.

Activity under the merchant advances for the years ended December 31, 2023 and 2022 were as follows:

Merchant advance, as of December 31, 2021	$ 105,589
Advances	325,000
Repayments	(372,036)
Lender fees and interest incurred	9,996
Lender fees and interest paid	(9,996)
Merchant advance, as of December 31, 2022	58,553
Advances	-
Repayments	(58,553)
Lender fees and interest incurred	1,038
Lender fees and interest paid	(1,038)
Merchant advance, as of December 31, 2023	$ -

Loans payable

In January 2023, the Company issued two Senior Secured Notes with shareholders in an aggregate principal amount of $5,000,000. The loans earned interest of $1,179,822 and matured in July 2023. In connection with these notes, the Company issued 645,315 warrants to purchase Series B Preferred Stock at an exercise price of $1.46 per share. The Company valued the warrants using the Black-Scholes option pricing model, using inputs described in Note 11, and determined that the relative fair value of the warrants was $441,273. The value of the warrants was recorded as a discount to the debt and accreted up through the maturity date. During the year ended December 31, 2023, the Company repaid one of the Senior Secured Notes through payment of $4,040,625. The Company amended the other note by extending the term through March 2024 and modifying the interest to 7.79% accruing monthly in arrears. As of December 31, 2023 and 2022, the balance outstanding on the second Senior Secured Note, including accrued interest was $1,539,196 and $0, respectively. There is no remaining discount on the outstanding note.

In February 2023, the Company issued a Mezzanine Secured Note with the principal value of $300,000. The note incurs interest for the first month at a monthly rate of 17% and after incurs interest at a monthly rate of 2%. The loans initially matured in July 2023 and were extended to February 2024. Embedded in the note are warrants convertible to 68,194 shares of Common Stock at the exercise price of $1.46 per share with an exercise period of 3 years. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs described in Note 11, determined the relative fair value was negligible. As of December 31, 2023 and 2022, the balance outstanding on the Mezzanine Secured Note, including accrued interest was $47,994 and $0, respectively.

In April 2023, the Company issued a Senior Secured Note with the principal value of $300,000. The note incurred a 1% origination fee, interest for the first month at a monthly rate of 15%, and after incurs interest at a monthly rate of 2%. The note initially matured in July 2023 and was extended to February 2024. As of December 31, 2023 the balance outstanding on the Senior Secured Note, including accrued interest was $390,000.

In May 2023, the Company issued a Senior Secured Note with the principal value of $175,000. The note incurred a 1% origination fee, interest for the first month at a monthly rate of 15%, and after incurs interest at a monthly rate of 2%. The note initially matured in August 2023 and was extended to February 2024. As of December 31, 2023 the balance outstanding on the Senior Secured Note, including accrued interest was $226,202.

In September 2023, the Company entered into a Loan and Security Agreement to open a credit facility with the maximum aggregate principal amount of $8,000,000 (the "ABL"). Interest is accrued at the greater of (i) 12% and (ii) Prime Rate (8.5% as of December 31, 2023) plus 3.75% per annum. The Company also incurs one-time fees related to the origination of the loan totaling $105,000 and incurs $1,000 per month in collateral monitoring fees. The ABL matures in July 2025. The outstanding balance on the ABL was $4,920,975 as of December 31, 2023.

In December 2022, the Company obtained three Mezzanine Secured Notes with shareholders in an aggregate principal amount of $1,200,000. The notes accrue interest at a monthly rate of 15% for the first month and a monthly rate of 2% for each subsequent month. In January 2023, the Company issued another Mezzanine Secured Note for $500,000. During 2023, the Company repaid $1,000,000 of principal balances on these notes. The loans initially matured in December 2023 but have been extended to July 2025. As of December 31, 2023 and 2022, the balance of Mezzanine Secured Notes was $1,181,860 and $1,267,902, inclusive of interest, respectively.

In May 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was established to provide economic relief to small businesses facing COVID-19-related economic hardships. In June 2020, the Company applied and received COVID relief funding for qualified small businesses under the Economic Injury Disaster Loan ("EIDL") assistance program by the Small Business Association (SBA). Per the terms of the EIDL agreement, the Company received total proceeds of $150,000. The loan matures in thirty years from the effective date of the loan and has a fixed interest rate of 3.75% per annum. As of December 31, 2023 and 2022, the outstanding balance was $161,014 and $164,224 inclusive of accrued interest, respectively. Interest expense for this loan was $5,562 and $5,625 for the years ended December 31, 2023 and 2022, respectively.

Promissory notes payable, net

As of December 31, 2023 and 2022, the Company had promissory notes outstanding with the total principal balance of $1,900,000 outstanding. From January through April 2023, all promissory notes' interest rates were amended from 9% to 12% per annum in exchange for subordination under other debt instruments. The promissory notes mature between August 2026 and September 2027. Interest accrued on the notes are paid quarterly in arrears. The notes incurred $223,168 and $153,592 of interest expense in the years ended December 31, 2023 and 2022, respectively, of which $108,134 and $44,149 was payable in the years ended December 31, 2023 and 2022, respectively.

The promissory notes contain warrants to purchase 50,003 shares of common stock at the exercise price of $3.7994 or through a cashless exercise. The exercise period on the warrants is five years from the issuance date. The relative fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life was determined to be negligible.

See Note 13 for related party note payable.

SAFE notes

From July through December 2022, the Company issued SAFE Notes for $1,650,000. The SAFE Notes convert at a valuation cap of $35,000,000. During 2023, upon the Series B financing, the SAFEs converted into 1,126,740 shares of Series B Preferred Stock. No gain or loss was recognized as the value of the as converted Preferred Stock equaled the value of the SAFEs converted.

The aggregate maturities of the Company's debt subsequent to December 31, 2023 are as follows:

2024	$	1,927,052
2025		5,625,975
2026		1,555,000
2027		355,000
2028		5,000
Thereafter		116,228
Total	$	9,584,256

Note 8 – Convertible notes

In December 2022, the Company issued a convertible note with the principal balance of $1,000,000. The note bore 14% interest if the Company did not close its acquisition of Winc; however, if the transaction closed no interest would be incurred. The note was convertible into Series B Preferred Stock and matured at the earlier of the DIP Lender's receipt of repayment or June 30, 2023. In June 2023, the note converted to 682,873 shares of Series B Preferred Stock. Upon conversion of the convertible note, the lender received warrants for 682,873 shares of Common Stock at the exercise price of $1.46 per share. The fair value of the warrants using the Black-Scholes option pricing model, using inputs similar to those for stock options after adjusting for the contractual life; the value, $6,829, was considered interest expense due to the discount and immediate accretion to the note.

As the Winc acquisition closed, no interest accrued on the convertible note.

Note 9 – Stockholders' equity

Capital stock
As of December 31, 2023, the Company was authorized to issue a total of 38,000,000 shares of Common Stock with $0.00001 par value.

Each holder of stock (both common and preferred) is entitled to one vote for each share of stock held. No distributions have been made as of December 31, 2023.

The holders of Series B Preferred Stock are initially entitled to repayment amount at the greater of (i) the Original Issue Price of the Series B Preferred Stock, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the Series B Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

After holders of Series B Preferred Stock are repaid, the holders of shares of all other series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, on a *pari passu* basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall on a *pari passu* basis share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

The Company authorized and had outstanding the following shares as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022	
	Authorized	Outstanding	Authorized	Outstanding
Common Stock	38,000,000	7,367,632	30,000,000	7,252,632
Series Seed-1 Preferred Stock	2,412,297	2,412,297	2,412,297	2,412,297
Series Seed-2 Preferred Stock	4,323,248	4,323,248	4,323,248	4,323,248
Series Seed-3 Preferred Stock	1,579,994	1,579,994	1,579,994	1,579,994
Series Seed-4 Preferred Stock	2,346,635	2,346,635	2,346,635	2,346,635
Series Seed-5 Preferred Stock	504,316	504,316	504,316	504,316
Series Seed Preferred Stock	1,362,530	1,362,530	2,631,994	1,362,530
Series A Preferred Stock	873,734	873,734	2,789,747	873,734
Series B Preferred Stock	18,198,578	5,237,632	-	-

Stock transactions 2022
During 2022, the Company issued 284,517 shares of Series A Preferred Stock for cash proceeds of $1,183,039 and 220,285 shares of Series Seed Preferred Stock for cash proceeds of $836,957. In connection with these offerings, the Company incurred offering costs totaling $266,224.

The Company issued 589,217 shares of Series A Preferred Stock for the acquisition of Gem&Bolt, see Note 4.

The Company issued 267,416 and 1,096,373 shares of Common Stock for the exercise of stock options and warrants, for proceeds of $43,076 and $197,081, respectively.

The Company issued 19,789 shares of Series Seed Preferred Stock and 30,000 of Common Stock for $75,186 and $12,900 in stock compensation, respectively.

Stock transactions 2023

During 2023, the Company issued 3,428,019 shares of Series B Preferred Stock for cash proceeds of $4,019,991 and the $1,000,000 in Series B Preferred Stock deposit received in 2022. In connection with the offering, the Company incurred offering costs of $119,557.

Concurrent with the Series B Preferred Stock financing, the Company issued 1,126,740 shares of Series B Preferred Stock for conversion of SAFEs totaling $1,649,998 and 682,873 shares for convertible debt totaling $1,000,000 (Note 9).

During 2023, the Company issued 115,000 shares of Common Stock for the exercise of stock options, and received cash proceeds of $10,500.

Note 10 – Stock-based compensation

Incentive stock options and non-qualified stock options

In September 2016, the Company adopted the 2016 Stock Plan ("2016 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. As of December 31, 2023, the 2016 Stock Plan, as amended, authorized 5,178,390 shares. The option exercise prices are generally not less than the underlying stock's fair market value at the date of the grant and typically have a term of ten years. The amount granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan's inception. Stock options granted under the 2016 Plan typically vest over a four-year period with a one-year cliff, but also include grants that vest over shorter periods of time. As of December 31, 2023, the 2016 Plan had 783,238 shares, available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	
Outstanding as of December 31, 2021	1,562,000	$	0.21
Granted	645,736		0.13
Exercised	(267,416)		0.16
Forfeited	(467,084)		0.24
Outstanding as of December 31, 2022	1,473,236	$	0.12
Granted	2,963,000		0.06
Exercised	(115,000)		0.09
Forfeited	(390,000)		0.16
Outstanding as of December 31, 2023	3,931,236	$	0.06
Exercisable as of December 31, 2023	875,888	$	0.07
Exercisable and expected to vest as of December 31, 2023	3,931,236		0.06

	December 31,	
	2023	2022
Weighted average grant-date fair value of options during the year	$ 0.04	$ 0.07
Weighted average duration (years) to expiration of outstanding options at year-end	9.53	9.16

The following table presents, the range assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	December 31,	
	2023	2022
Risk free interest rate	4.2%-4.9%	1.6%-4.3%
Expected dividend yield	0.0%	0.0%
Expected volatility	75.0%	55.0%
Expected life (years)	6.08	6.08

The total grant-date fair value of the options granted during the years ended December 31, 2023 and 2022 was $118,520 and $45,047, respectively. Stock-based compensation expense, for stock options of $59,799 and $58,425 was recognized for the years ended December 31, 2023 and 2022, respectively, and is included in general and administrative expenses in the accompanying statements of operations. Total unrecognized compensation cost related to non-vested stock option awards amounted to $122,323 as of December 31, 2023. The remaining expense is expected to be recognized over a weighted average period of approximately 21 months.

During 2022 and 2023, the Company modified all outstanding stock options to lower the strike price to the assessed fair market value of underlying common stock at the time of modification. The Company analyzed the value of the existing options and modified options immediately before and after modification using similar inputs to those above, adjusting for expected life and determined that the incremental value to the holder of the options was negligible.

Preferred Stock and Common Stock warrants
In the years ended December 31, 2023 and 2022, the Company entered into arrangements with its vendors and investors in which it provided Preferred Stock and Common Stock warrants (the "warrants") in lieu of cash for goods and services provided or embedded in the Company promissory notes (see Note 8). The warrants generally have a term of five to ten years are typically either fully vested at issuance or vest over four years with a one-year cliff.

A summary of information related to warrants is as follows:

	Preferred Stock Warrants	Weighted Average Exercise Price
Granted	1,328,185	$ 1.46
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2023	1,328,185	$ 1.46
Exercisable as of December 31, 2023	1,328,185	$ 1.46

	December 31,	
	2023	2022
Weighted average grant-date fair value of warrants during the year	$ 0.75	$ -
Weighted average duration (years) to expiration of outstanding warrants at year-end	2.11	-

	Common Stock Warrants	Weighted Average Exercise Price
Outstanding as of December 31, 2021	718,526	$ 0.46
Granted	1,385,547	0.16
Exercised	(1,096,373)	0.18
Forfeited	-	-
Outstanding as of December 31, 2022	1,007,700	$ 0.35
Granted	2,258,502	0.57
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2023	3,266,202	$ 0.50
Exercisable as of December 31, 2023	3,266,202	$ 0.50

	December 31,	
	2023	2022
Weighted average grant-date fair value of warrants during the year	$ 0.03	$ 0.10
Weighted average duration (years) to expiration of outstanding warrants at year-end	5.38	8.24

Of the 2022 warrants granted, 9,210 were granted in connection with promissory notes (Note 8) and the remaining were granted to advisors and consultants for compensation. All grants were for common stock warrants.

In 2023 the Company granted the following Series B Preferred Stock warrants: 645,315 were granted with loans payable (Note 8), 614,583 were granted to Series B investors, the value of which is both an addition and reduction to additional paid-in capital for no effect, and 68,287 warrants for compensation. The exercise price of all these warrants was $1.46 per share and had contractual maturity dates of three years.

In 2023, the Company granted the following common stock warrants: 1,439,582 for compensation and 818,920 for additional interest in relation to modification of notes. These warrants had exercise prices ranging from $0.06 to $1.46 with contractual maturity dates of 2.4-10 years.

Warrant compensation totaled $108,908 and $82,850 for December 31, 2023 and 2022, respectively and is included in general and administrative expenses in the accompanying statements of operations. There were no unrecognized compensation costs related to non-vested warrants as of December 31, 2023 and 2022 as all warrants were fully vested upon grant.

The following table presents the range assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

Preferred stock warrants

	2023
Risk free interest rate	3.7%-4.3%
Expected dividend yield	0.0%
Expected volatility	75.0%
Expected life (years)	3

Common stock warrants

	2023	2022
Risk free interest rate	3.5%-5.1%	1.7%-3.9%
Expected dividend yield	0.0%	0.0%
Expected volatility	75.0%	55%-75%
Expected life (years)	2.4-10	5.0-10.0

Note 11 – Income taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to tax to book differences, stock-based compensation expense, and net operating loss carryforwards. As of December 31, 2023 and 2022, the following table presents the deferred tax assets and liabilities by source:

	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 7,176,455	$5,114,875
Cash accrual differences	858,757	(2,051)
Total deferred tax assets	8,035,212	5,112,824
Valuation allowance	(8,035,212)	(5,112,824)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2023 and 2022, cumulative losses through December 31, 2022 and no history of generating taxable income. Therefore, valuation allowances of $8,035,212 and $5,112,824 were recorded as of December 31, 2023 and 2022, respectively. Valuation allowances increased by $2,922,388 and $2,100,921 during the years ended December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $27,267,845 and $18,267,412, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2023 tax years remain open to examination.

Note 12 – Related party transactions

Due from related parties
The Company's co-founder has received various advances from the Company. In January 2022, the Company entered into a loan agreement with the founder in which the balance outstanding is incurring interest at a rate of 1.6% per annum. As of December 31, 2023 and 2022, net amount due from the co-founder was $942,291 and $469,349, respectively. Interest earned in the year ended December 31, 2023 and 2022 on the advances was $10,665 and $5,502 respectively. These advances are payable on demand.

Promissory note – related party
In August 2021, the Company received a promissory note from a founder with the principal balance of $100,000. The loan bore interest at 9% and matured in August 2026. The note contained 2,631 Common Stock warrants with an exercise price of $3.7994. The discount on the note was negligible. As of December 31, 2021, the outstanding balance of the promissory note was $100,000 and with accrued interest of $3,674. In 2022, the note was relieved by offsetting advances received described above.

Related entity activity
During 2022 and partially in 2023, the Company shared certain activities with De Soi and Labs, including certain employees and office space. At December 31, 2023 and 2022, $0 and $79,996 and $0 and $30,508 was due from De Soi and Labs, respectively, for expenses paid on their behalf.

In June 2021, the Company entered into a loan agreement with Labs for a maximum principal amount of $50,000. The loan did not incur interest until July 2022, at which time interest is charged at a rate of 3% per annum, and matured in July 2023. In 2022, Labs was wound down, and as a result, the loan was written off.

Note 13 – Commitments and contingencies

Lease commitments
Effective January 2021, the Company entered into an operating lease agreement (the "HQ lease") for its headquarters in Los Angeles, California. In 2022, the Company shared the office with De Soi and split the costs with them (see Note 12). The lease expired in December 2022 and the Company has continued to lease the office on a month-to-month basis.

As part of the Winc acquisition in January 2023, the Company acquired contracts for two warehouses: one in Santa Maria, CA and the other in Bethel Township, PA. The Santa Maria lease expired in December 2023. The Company entered into a new lease for the warehouse in Bethel Township, which expires in December 2027. The Company's monthly rent payments range from $31,426 to $34,017 over the term of the lease.

To determine the estimated future lease payments, the Company reviews each of its lease agreements to identify the various payment components. For real estate leases, the Company includes only the actual lease components in its determination of future lease payments. Once the estimated future lease payments are determined, the Company uses a discount rate to calculate the present value of the future lease payments. For identified leases, the Company used its incremental borrowing rate to discount the related future payment obligations, which represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company has elected the practical expedient for leases less than twelve (12) months in length.

In determining operating ROU assets and lease liabilities for the Company's existing operating leases upon adoption of the new lease guidance, ASC 842, adopted in 2022; the Company was required to estimate an appropriate incremental borrowing rate on a fully collateralized basis for the term of the leases. The estimate of this rate requires judgment and considers factors such as interest rates available to the Company on a fully collateralized basis and other corporate index yields for terms similar to its leases.

The table below presents the Company's weighted average lease term and discount rate of its operating leases as of the date presented:

	December 31, 2023
Weighted Average Lease Terms	4.0
Weighted Average Discount Rate	7.5%

For the years ended December 31, 2023 and 2022, the Company incurred rent expense of $196,548 and $80,500, respectively, and warehouse rent expense of $891,298 and $0, respectively, on its operating lease contracts. Rent expense and warehouse rent expense are components of general and administrative expenses in the statements of operations. The cash paid for amounts included in the measurement of lease liabilities, operating cash flow for operating leases, is $952,766 for the year ended December 31, 2023.

Future lease payments as of December 31, 2023 were as follows:

Year Ending December 31,	Operating Leases
2024	384,655
2025	392,350
2026	400,197
2027	408,201
Total lease payments	1,585,403
Less: Amounts representing interest	(213,369)
Lease liability	294,132
Lease liabilities, non-current $	1,077,902

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Note 14 – Subsequent events

Debt

In February 2024, the Company amended its outstanding Senior Debt loan. The interest rate on the loan was amended to 7.79% compounded on the principal amount monthly and the term was extended to February 2024.

In March 2024, the Company repaid all Mezzanine and Senior loans. The total amount repaid on the notes in 2024 was $2,242,489.

In April 2024, the Company entered into a sale of its Amass Brands trademark for $2,500,000.

Promissory notes receivable

In February 2024, the Company amended its Secured Promissory Notes receivables. The Company reduced the principal by $1,600,000, forgave all default interest, and reduced the monthly minimum payment to $150,000 in exchange for a lump payment of $3,650,000. See Note 4 for note terms.

Stock-based compensation

The Company issued 205,828 Common Stock warrants with an exercise price of $0.06 and 1,321,601 common stock warrants were exercised for $79,296 in June 2024.

Equity

In June 2024 the Company received $600,000 from purchase agreements of Series B-2 and B-3 Preferred Stock, issued at a purchase price of $2.8150 and $2.2521 respectively.

Management has evaluated subsequent events through July 3, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

SUPPLEMENTAL SCHEDULES

Consolidating Balance Sheet

For the Year Ended December 31, 2023

	Amass	Maison Thomas	DTC Sub	PCAC	Arts & Plants	Elimination	Total
Assets							
Current assets:							
Cash and cash equivalents	$ 177,328	$ 760,461	$ -	$ -	$ 2,186	$ -	$ 939,975
Accounts receivable, net	216,639	3,585,012	-	-	(19,375)	-	3,782,276
Due from related parties	942,291	-	-	-	-	-	942,291
Note receivable, related party	-	-	-	-	-	-	-
Short-term promissory notes receivable	4,934,235	-	-	-	-	-	4,934,235
Debtor in possession financing receivable	-	-	-	-	-	-	-
Inventory	2,009,698	6,577,734	2,558,526	-	70,368	-	11,216,326
Prepaid expenses and other current assets	74,266	459,668	1,110,751	-	47,638	-	1,692,323
Total current assets	8,354,457	11,382,875	3,669,277	-	100,817	-	23,507,426
Property and equipment, net	214,464	91,490	-	-	770	-	306,724
Right of use asset	-	1,356,646	-	-	-	-	1,356,646
Intangible assets, net	146,361	27,702	-	2,811,119	-	-	2,985,182
Goodwill	1,465,964	-	-	-	-	-	1,465,964
Investments at fair value	5,578,479	-	-	-	-	-	5,578,479
Investments at cost	1,500,000	-	-	-	-	-	1,500,000
Investments in subsidiary	10,725,440	-	-	18,803,987	-	(29,529,427)	-
Promissory notes receivable	601,714	-	-	-	-	-	601,714
Deposits	63,955	268,205	-	-	-	-	332,160
Total assets	$ 28,650,834	$ 13,126,918	$ 3,669,277	$ 21,615,106	$ 101,587	$ (29,529,427)	$ 37,634,295

Consolidating Balance Sheet
(continued)
For the Year Ended December 31, 2023

	Amass	Maison Thomas	DTC Sub	PCAC	Arts & Plants	Elimination	Total
Liability and stockholders' equity (deficit)							
Current liabilities:							
Accounts payable	$ 5,986,588	$ 1,274,042	$ 231,552	$ -	$ 16,222	$ -	$ 7,508,404
Accrued expenses	133,872	327,642	(2,194)	-	-	-	459,320
Intercompany	15,074,277	(9,431,921)	3,565,304	(9,645,351)	261,486	176,205	-
Lease liabilities, current	-	294,132	-	-	-	-	294,132
Short-term debt	2,622,053	-	-	-	-	(700,000)	1,922,053
Interest payable, current	871,333	48,968	-	-	-	-	920,301
Total current liabilities	24,688,123	(7,487,137)	3,794,662	(9,645,351)	277,708	(523,795)	11,104,210
Loans payable	141,228	4,920,975	-	-	-	700,000	5,762,203
Lease liabilities, non-current	-	1,077,902	-	-	-	-	1,077,902
Related party promissory note, net	-	-	-	-	39,684	(39,684)	-
Promissory notes, net	1,900,000	-	-	-	-	-	1,900,000
Interest payable	19,786	-	-	-	-	-	19,786
Total liabilities	26,749,137	(1,488,260)	3,794,662	(9,645,351)	317,392	136,521	19,864,101
Commitments and contingencies (Note 13)							
Stockholders' equity:							
Series B Preferred Stock, $0.00001 par,18,198,578 shares authorized, 5,237,632 and and 0, a liquidation value of $7,669,990 as of December 31, 2023	52	-	-	-	-	-	52
Series A Preferred Stock, $0.00001 par, 873,734 shares authorized, 873,734 and 873,734 shares issued and outstanding and liquidation value of $3,633,038 and $3,633,038 as of December 31, 2023 and 2022, respectively	9	-	-	-	-	-	9
Series Seed Preferred Stock, $0.00001 par, 12,529,020 shares authorized, 12,529,020 and 12,529,020 shares issued and outstanding and liquidation value of $18,425,259 and $18,425,259 as of December 31, 2023 and 2022, respectively	125	-	-	-	-	-	125
Common Stock, 0.00001 par, 38,000,000 shares authorized, 7,367,632 and 7,252,632 shares issued and outstanding as of December 31, 2023 and 2022, respectively	74	-	-	-	-	-	74
Additional paid-in capital	28,588,619	18,803,986	-	11,000,000	146	(29,804,132)	28,588,619
Accumulated other comprehensive income	108,628	-	-	-	(42,690)	-	65,938
Accumulated deficit	(26,795,810)	(4,188,808)	(125,385)	20,260,457	(173,261)	138,184	(10,884,623)
Total stockholders' equity	1,901,697	14,615,178	(125,385)	31,260,457	(215,805)	(29,665,948)	17,770,194
Total liabilities and stockholders' equity	28,650,834	13,126,918	3,669,277	21,615,106	101,587	(29,529,427)	37,634,295

Consolidating Statement of Operations

For the Year Ended December 31, 2023

	Amass	Maison Thomas	DTC Sub	PCAC	Arts & Plants	Elimination	Total
Net revenues:							
Spirits & wine revenues	$ 1,097,471	$ 4,993,736	$ -	$ 24,695,043	$ 266,573	$ (136,521)	$ 30,916,302
Other revenues	184,733	1,392,369	-	990,448	-	-	2,567,550
Total net revenues	1,282,204	6,386,105	-	25,685,491	266,573	(136,521)	33,483,852
Cost of net revenues							
Cost of spirits & wine revenues	586,982	3,736,409	2,039	15,539,857	(51,219)	-	$ 19,814,068
Cost of other revenues	156,392	2,734,205	53,046	(23,545)	-	-	2,920,098
Total cost of net revenues	743,374	6,470,614	55,085	15,516,312	(51,219)	-	22,734,166
Gross profit	538,830	(84,509)	(55,085)	10,169,179	317,792	(136,521)	10,749,686
Operating expenses:							
Sales and marketing	1,989,582	739,859	-	1,033,225	5,592	-	3,768,258
General and administrative	5,878,751	3,168,483	70,300	6,032,103	127,200	-	15,276,837
Research and development	121,852	328	-	29,632	-	-	151,812
Impairment Loss	1,600,000	-	-	264,713	-	-	1,864,713
Total operating expenses	9,590,185	3,908,670	70,300	7,359,673	132,792	-	21,061,620
Loss from operations	(9,051,355)	(3,993,179)	(125,385)	2,809,506	185,000	(136,521)	(10,311,934)
Other income (expense):							
Interest income	395,798	-	-	-	-	-	395,798
Interest expense	(2,641,933)	(186,213)	-	(531)	-	-	(2,828,677)
Other income	24,343	(9,415)	-	(30,839)	3,290	3,948	(8,673)
Other expense	(254,781)	-	-	-	-	-	(254,781)
Gain on sale of business	-	-	-	17,482,322	-	-	17,482,322
Unrealized gain on investments at fair value	401,320	-	-	-	-	-	401,320
Total other income (expense)	(2,075,253)	(195,628)	-	17,450,952	3,290	3,948	15,187,309
Provision for income taxes	-	-	-	-	-	-	-
Net income (loss)	(11,126,608)	(4,188,807)	(125,385)	20,260,458	188,290	(132,573)	4,875,375
Foreign currency translation adjustment	47,926	-	-	-	-	-	47,926
Total comprehensive loss	$ (11,078,682)	$ (4,188,807)	$ (125,385)	$ 20,260,458	$ 188,290	$ (132,573)	$ 4,923,301

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF AMASS

Transforming Moments with the Power of Plants

AMASS offers a distinctive range of non-alcoholic beverages and botanical spirits crafted for modern life, aiming to transform the beverage and home sectors with natural, health-conscious products that enhance everyday rituals.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



WE BELIEVE IN THE POWER OF PLANTS.
Making clean botanics for modern life.
AMASS
AMASS
DRY GIN
DISTILLED AND BOTTLED IN LOS ANGELES

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$2.82 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$597.84	$100M

REASONS TO INVEST

AMASS is in an advanced stage, marked by significant net income ($4.8M in 2023 net income), substantial revenue of $30.9M in 2023, growing sales, strategic partnerships, and a robust customer base.

 With a presence in approximately 50K on-site and off-site accounts across the U.S., we also have a foothold in international markets, including Hungary, London, and Canada.

 Our market approach takes advantage of the rising worldwide need for luxury, health-conscious beverages.

TEAM



Mark Lynn • Chief Executive Officer, Founder, Principal Accounting Officer and Member of Board of Directors

Mark Thomas Lynn, an Irish entrepreneur in LA and NYC, founded AMASS Brands Group, a diversified beverage company with brands like AMASS Botanics and Gem & Bolt Mezcal. He co-founded De Soi with Katy Perry and chairs Digital Brands Group. A...

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Morgan McLachlan • Chief Product Officer and Co-Founder

Morgan McLachlan grew up in the Canadian Pacific Northwest, where she spent many afternoons exploring the forest, forging what would become a lifelong fascination with plants. While she appreciates distilling tradition, she considers herself a punk rock ...

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Erin Green • Chief Operating Officer

Erin joined us as our COO in January 2023. She is responsible for all operational functions of the business, compliance and oversees our national wholesale team. She previously served as COO of Winc. In her ten year tenure there, she built the wholesa...

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THE PITCH

Embracing the Power of Plants


PREMIUM BOTANICS FOR MODERN LIFE.
We carefully select each botanical that goes into our bottles. Each and every one of our botanicals is thoughtfully considered for a cleaner cocktail.
AMASS
RIVERINE
DISTILLED NON-ALCOHOLIC SPIRIT
DISTILLED AND BOTTLED IN BRITISH COLUMBIA
PRODUCT OF CANADA
VEGAN

Morgan McLachlan, our co-founder, grew up among the coastal forests of the Canadian Pacific Northwest. Her passion for botany led her to distilling, where she transformed botanicals into conduits for ritual and connection. AMASS was born from this vision, offering products that enhance moments of celebration and self-care.

At AMASS, we believe in the transformative power of plants. From botanical spirits to body care products, our clean botanics are crafted for modern life. We offer natural solutions for everyday social and self-care rituals, ensuring quality and sustainability.

With a distinctive range of non-alcoholic beverages and botanical spirits to appeal to discriminating, health-conscious consumers, AMASS aims to transform the beverage sector. We believe our dedication to excellence and creativity will help us to be fast rising in both home and foreign markets.

GROWER TO GLASS

At AMASS, we wear our ingredient lists on our sleeve.
All of our botanical ingredients are NATURAL, NON-GMO,
and vetted by the best in the business.

		
DRY GIN	**BOTANIC VODKA**	**NON-ALC GIN**
Distilled with 28 organic botanicals that embody the spirit of Los Angeles	*Unlocking the power of plants to design a light, botanical-forward vodka*	*A distilled non-alcoholic spirit inspired by the Pacific Northwest*

THE OPPORTUNITY

Premium Botanics for Modern Life



APPROXIMATELY

50K+

Target on-premise and off-premise accounts in the U.S.

$900B+

Projected spirits, wine, and no and low alcohol beverage market(s) value by 2025

Source: [No- and Low-Alcohol](#) | [Spirits](#) | [Wine](#)

The global demand for premium, health-focused beverages and personal care products is rising[1]. AMASS targets approximately 50,000 on-premise and off-premise accounts in the U.S., with a strong presence in international markets such as Hungary, London, and Singapore.

The spirits, wine, and no and low alcohol beverage market is projected to surpass $900 billion by 2025 (see source above). We believe that our modern, on-trend approach, combined with our focus on health and wellness, uniquely positions Amass Brands Group to take advantage of this significant growth opportunity.



OUR VISION

A platform of premium brands
for the next generation consumer

AMASS

GEM & BOLT
MEZCAL + DAMIANA

De Soi

SUMMER WATER
FOLLY OF THE BEAST
CROP DROP
PIZZOLATO

THE MARKET & OUR TRACTION

A Known Name in the Industry



AWARD-WINNING APOTHECARY

Our products are celebrated for their quality and innovation, leading to numerous awards and recognitions



2020 LAS VEGAS GLOBAL SPIRIT AWARDS PLATINUM



2019 MILLENIAL SPIRITS COMPETITION DOUBLE GOLD



2020 ULTIMATE SPIRITS COMPETITION 93 POINTS



2020 BARTENDER SPIRITS AWARDS GOLD 91 POINTS



2019 LOS ANGELES INTERNATIONAL SPIRITS COMPETITION GOLD

We have successfully penetrated both domestic and international markets, establishing a strong client base and strategic partnerships. Our market strategy leverages the growing demand for clean, health-focused products to drive continued growth and market share.

PIZZOLATO
ORGANIC WINE



- A leading producer of organic sparkling wine, widely known in the market.

- Pizzolato Brut Rosé is one of the most popular organic sparkling wines in the U.S.

biokult
ÖSTERREICH

- A notable player in the Gruner Veltliner category.

- A top-selling Gruner, Austrian wine, and organic Austrian wine, with strong consumer demand.

- Amass is a standout organic producer within the top ranks of the industry.

- A unique biodynamic producer, recognized among the top in its category.

GOOD TWIN

- An emerging non-alcoholic wine brand, showing notable growth.

- The non-alcoholic wine category is gaining popularity and steadily expanding.

- We believe Good Twin is positioned to become a top organic non-alcoholic wine brand after its organic transition.

SUMMER WATER.

- Consistent top-ratings by Wine Enthusiast. Higher than the #1 selling rosé every year

- In 2019, our vintage was named the top rosé on Wine Enthusiast's 'Best 100 Wines' before earning a 91 point score in 2021, 90 point score in 2022, and 91 in 2023

WHY INVEST

Redefine Botanics with AMASS



JOIN US TODAY
Invest in AMASS and help the beverage sector to achieve a revolutionary development
AMASS
VODKA WITH MARIGOLD, CHAMOMILE, AND LEMON

Investing in AMASS means helping the beverage sector to achieve a revolutionary development. Our original company model and strategic market orientation are meant to take advantage of significant growth prospects and establish new industry standards.

Our smart market targeting, foreign expansion, and strong income growth show AMASS's capacity for ongoing success and market leadership.

Your investment will empower AMASS to expand its market presence, achieve profitability, and redefine the beverage industry.

> **"**
>
> *The spicy scent, called Four Thieves, is redolent with clove and cinnamon; it brings to mind a wintry fruitcake.*
>
> ─────────────────
>
> The New York Times   VOGUE   goop   GQ

This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

ABOUT

HEADQUARTERS
927 South Santa Fe Avenue
Los Angeles, CA 90021

WEBSITE
View Site ⬈

AMASS offers a distinctive range of non-alcoholic beverages and botanical spirits crafted for modern life, aiming to transform the beverage and home sectors with natural, health-conscious products that enhance everyday rituals.

TERMS

AMASS

Overview

PRICE PER SHARE
$2.82

VALUATION
$100M

DEADLINE ⓘ
Jan. 3, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $5M

MIN INVESTMENT ⓘ

$597.84

OFFERING TYPE

Equity

MAX INVESTMENT ⓘ

$99,997.20

ASSET TYPE

Preferred Stock

MIN NUMBER OF SHARES OFFERED

5,319

SHARES OFFERED

Series B-2 Preferred Stock

MAX NUMBER OF SHARES OFFERED

1,773,049

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	
Offering Memorandum	
Financials	
Risks	

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first week and receive a 20% Discount Code + Amass Holiday Package

Early Bird 2: Invest $5,000+ within the first week and receive a 30% Discount Code + Amass Holiday Package + First Shipment of our 2025 Good Twin incubation

Early Bird 3: Invest $10,000+ within the first week and receive a 40% Discount Code + Amass Holiday Package + Free Samples of our Good Twin incubations + 30-minute Zoom call with leadership

Early Bird 4: Invest $50,000+ within the first week and receive a 50% Discount Code + Amass Holiday Package + Free Samples of our Good Twin incubations + 30-minute Zoom call with leadership + $5K custom inbox of domestic retail-value of any ABG products at investor's discretion

Amount-Based Perks

Tier 1: Invest $750+ and receive a 10% Discount Code

Tier 2: Invest $1,000+ and receive a 10% Discount Code + Merch Kit

Tier 3: Invest $5,000+ and receive Tier 1 and 2 + Beverage Kit (Riverine, Good Twin)

Tier 4: Invest $10,000+ and receive Tier 1, 2, 3 + 25% Discount Code

Tier 5: Invest $75,000+ and receive Tier 1, 2, 3, 4 + $5K custom inbox of domestic retail-value of any ABG products at investor's discretion

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Welcome to AMASS Brands Group.

AMASS is more than a collection of spirits – we're a curated portfolio of exceptional beverages for the modern consumer. We launched in 2019, and in 2023, our artisanal spirits, wines, and innovative no and low alcohol offerings generated $33 million in revenue and nearly $5M in net income.

Our story can be told through our brands:

AMASS Gin adorns the bar of every Soho House globally and can be found in the famed cocktail bars like Death and Company and PDT.

Summer Water Rosé, our ode to sun-soaked elegance, surged from 41st to 13th best-selling rosé nationally in just 7 months.

De Soi, our non-alcoholic incubation, hit $4.1 million in it's first full year in operation. Our products can be found in 50,000 locations nationwide. In fact, walk into your average Whole Foods and you can fill your cart with nearly 20 ABG products.

This is a portfolio of exceptional beverages designed for the modern consumer who wants better for you ingredients, sustainable processes, and flavors beyond the traditional antiquated. But our true strength may actually lie beyond the bottle.

We believe we've cracked the code of the alcohol industry. You see, success in the alcohol industry isn't just about great products - it's about mastering distribution.

It's a highly regulated industry, success hinges on building strategic partnerships with select distributors. These industry giants favor beverage brands with expansive portfolios to keep their operations tight and profits high, which can often mean smaller brands have little to no shot at success without aggressive investment, irrespective of if they have a good product.

Amass was built from Day 1 with these industry dynamics in mind.

We have built a powerful system for getting disproportionate attention on our new and emerging brands.

An example might help. In 2023, we acquired Summer Water Rose. That year, we hit $5M in revenue with $0 in marketing. Today, it's the top selling premium market rosé in the United States.

We've built a business designed to scale, so while many startups are desperate to be acquired by major global alcohol conglomerates, we hold a bolder vision: to become one. We're executing a playbook of growing our existing portfolio, incubating new brands, and acquiring and investing in others in a way that we believe will make us a major competitor to the traditional players.

Our team blends experience with innovation. I've started several companies that have been acquired, and Morgan is a master distiller, who knows what consumers want long before they do, and is pioneering new frontiers in botanical alchemy.

From a single, exceptional gin to a diverse $33 million portfolio, our journey has just begun. We're seeking capital to amplify our success, nurture our established brands, incubate groundbreaking concepts, and acquire additional kindred spirits that resonate with our ethos.

Join us in our vision to build the next great beverage group, by investing in Amass today.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:38 PM 06/18/2024
FILED 02:38 PM 06/18/2024
SR 20242911296 - File Number 6160708

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AMASS BRANDS INC

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

AMASS Brands Inc, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is AMASS Brands Inc, and that this corporation was originally incorporated pursuant to the General Corporation Law on September 22, 2016 under the name AMASS Brands Inc (the "**Original Certificate**") and which Original Certificate was fully amended and restated by that certain Amended and Restated Certificate of Incorporation, dated as of April 13, 2021, as further amended by that certain Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated as of April 28, 2021, and as further amended and restated by that certain Amended and Restated Certificate of Incorporation, dated as of January 6, 2023 and that certain Amended and Restated Certificate of Incorporation, dated as of February 14, 2023 (collectively, the "**Amended Certificate**").

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Amended Certificate of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended Certificate of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is AMASS Brands Inc (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2140 S. Dupont Highway, in the City of Camden, Delaware, County of Kent, 19934. The name of its registered agent at such address is Paracorp Incorporated.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 63,500,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 41,192,462 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set

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forth herein.

2.   **Voting**. Except as otherwise provided herein or by applicable law, the holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Fifth Amended and Restated Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

1,362,530 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**," 2,412,297 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**;" 4,323,248 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**;" 1,579,994 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**;" 2,346,635 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-4 Preferred Stock**;" 504,316 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-5 Preferred Stock**;" 873,734 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**;" 18,198,578 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series B-1 Preferred Stock**;" 4,262,724 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series B-2 Preferred Stock**;" 5,328,406 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series B-3 Preferred Stock**;" each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock, the Series Seed-5 Preferred Stock, the Series A Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Stock and the Series B-3 Preferred Stock. References to "Series B Preferred Stock" mean the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock.

1.   **Dividends.**

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of

Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below) for such series of Preferred Stock; *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of a series of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend to the holders of the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $3.7994 per share, with respect to the Series Seed-1 Preferred Stock, $0.2332 per share, with respect to the Series Seed-2 Preferred Stock, $0.3732 per share, with respect to the Series Seed-3 Preferred Stock, $1.1664 per share, with respect to the Series Seed-4 Preferred Stock, $3.0395 per share, with respect to the Series Seed-5 Preferred Stock, $0.5198 per share, with respect to the Series A Preferred Stock, $4.15806 per share, with respect to the Series B-1 Preferred Stock, $1.4644 per share, with respect to the Series B-2 Preferred Stock, $2.8150, and with respect to the Series B-3 Preferred Stock, $2.2521 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

    2.1 **Preferential Payments to Holders of Preferred Stock.**

        2.1.1 In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of Series B Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of all other series of Preferred Stock (including Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, and Series A Preferred Stock) or Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price of the applicable Series B Preferred Stock, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable Series B Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Series B Preferred Stock, as applicable, as the "**Series B Liquidation Amount**"). If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Section 2.1.1, the holders of shares of Series B Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

        2.1.2 In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment of all preferential amounts required to be paid to the holders of Series B Preferred Stock pursuant to Section 2.1.1, the holders of shares of all other series of Preferred Stock (excluding the Series B Preferred Stock) then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) in the event of a Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of Series B Preferred Stock pursuant to Section 2.1.1, the holders of shares of all other series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, on a *pari passu* basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the Series B Liquidation Amount and the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, (i) the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series B Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series B Preferred Stock shall on a *pari passu* basis share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full and (ii) if but only to the extent the assets of the Corporation available for distribution to its stockholders were sufficient to pay the holders of shares of Series B Preferred Stock in the full amount to which they are entitled under this Section 2.1, the holders of shares of Preferred Stock (other than Series B Preferred Stock) shall on a *pari passu* basis share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Preferred Stock (other than Series B Preferred Stock) held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 **Payments to Holders of Common Stock**. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 **Deemed Liquidation Events.**

2.3.1 **Definition**. Each of the following events shall be considered a "Deemed Liquidation Event" unless (i) the holders of a majority of the outstanding shares of Preferred Stock voting together on an as-converted to Common Stock basis (the "**Requisite Holders**") and (ii) with respect to the Series B Preferred Stock only, the holders of a majority of the outstanding shares of Series B Preferred Stock, voting together as a single class on an as-converted basis (the "**Series B Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i) the Corporation is a constituent party or

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(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b)   (i) the sale, lease, transfer, exclusive license or other disposition , in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event (the "**Liquidation Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount (the "**Mandatory Liquidation**"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(i) **Redemption Notice**. The Corporation shall send written notice of the Mandatory Liquidation to each holder of record of Preferred Stock not less than twenty (20) days prior to the Liquidation Date. Such notice shall state: (1) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on such Liquidation Date; (2) the Liquidation Date and the redemption price (i.e., the applicable Liquidation Amount); and (3) that the holder is to surrender to the Corporation, in the manner and at the place designated, such holder's certificates representing shares of Preferred Stock.

(ii) **Surrender of Certificates**. On or before such Liquidation Date, each holder of shares of Preferred Stock to be redeemed on such Liquidation Date (unless such holder has, prior to such Liquidation Date exercised such holder's right to convert such shares as provided in Section 4), shall surrender such holder's certificates representing such shares (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Corporation's notice, and thereupon the redemption price for such shares shall be payable to the order of the person whose name appears on such certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

(iii) **Rights Subsequent to Redemption**. If the Company's redemption notice shall have been duly given, and if on the Liquidation Date the redemption price is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after such Liquidation Date terminate, except only the right of the holders to receive such redemption price without interest upon surrender of their certificates therefor.

2.3.3 **Amount Deemed Paid or Distributed**. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.4 **Allocation of Escrow and Contingent Consideration**. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. **Voting**.

  3.1 **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

  3.2 **Election of Directors**. The holders of record of the shares of Common Stock (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock), exclusively and as a separate class, shall be entitled to elect one director of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

  3.3 **Preferred Stock Protective Provisions**. So long as any shares of Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

    3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

    3.3.2 amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

    3.3.3 increase or decrease the authorized number of shares of Preferred Stock;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or **(iv)** as approved by the Board of Directors; or

3.3.5 increase or decrease the authorized number of directors constituting the Board of Directors.

3.4 **Series B Preferred Stock Protective Provisions**. So long as any shares of Series B Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Series B Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.4.1 amend, alter or repeal any provision of this Certificate of Incorporation in a manner that adversely alters the voting or other powers, preferences, or other special rights or privileges of the Series B Preferred Stock if all series of Preferred Stock are not similarly affected (it being understood that the Series B Preferred Stock shall not be affected differently because of the proportional differences in the amounts of respective dividends, issue prices and liquidation preferences that arise out from differences in the relative Original Issue Price of the series of Preferred Stock);

3.4.2 authorize or create or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends, or payments upon liquidation senior to the Series B Preferred Stock;

3.4.3 reclassify, alter or amend any existing security of the Corporation that is junior to the Series B Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, a Deemed Liquidation Event, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with the Series B Preferred Stock in respect of any such right, preference or privilege; or

3.4.4 amend this Section 3.4.

4. **Optional Conversion**. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 **Right to Convert**.

4.1.1 **Conversion Ratio**. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section 4.2 below), as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of

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conversion. The "**Conversion Price**" applicable to (a) the Series Seed Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed Preferred Stock, (b) the Series Seed-1 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed- 1 Preferred Stock, (c) the Series Seed-2 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-2 Preferred Stock, (d) the Series Seed-3 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-3 Preferred Stock, (e) the Series Seed-4 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-4 Preferred Stock, (f) the Series Seed-5 Preferred Stock shall initially be equal to the Original Issue Price of the Series Seed-5 Preferred Stock, (g) the Series A Preferred Stock shall initially be equal to the Original Issue Price of the Series A Preferred Stock, (h) the Series B-1 Preferred Stock shall initially be equal to the Original Issue Price of the Series B-1 Preferred Stock, (i) the Series B-2 Preferred Stock shall initially be equal to the Original Issue Price of the Series B-2 Preferred Stock and (j) the Series B-3 Preferred Stock shall initially be equal to the Original Issue Price of the Series B-3 Preferred Stock. Each such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 **Termination of Conversion Rights**. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 **Fractional Shares**. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3 **Mechanics of Conversion**.

4.3.1 **Notice of Conversion**. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   **Reservation of Shares**. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3   **Effect of Conversion**. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action regardless of the provisions of Section 3.3 above) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4   **No Further Adjustment**. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5   **Taxes**. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   **Adjustments to Preferred Stock Conversion Price for Diluting Issues.**

4.4.1   **Special Definitions**. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)　　　as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii)　　　shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii)　　　shares of Common Stock, Options or Convertible Securities issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(iv)　　　shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)　　　shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors, financial institutions or other lenders, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(vi)　　　shares of Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(vii)　　　shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board of Directors; or

(viii)　　　shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, original equipment manufacturing, marketing or other similar agreements or strategic partnerships approved by the Board of Directors.

(b)　　　"**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c)　　　"**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d)　　　"**Original Issue Date**" shall mean the date on which the first share of either Series B-2 Preferred Stock or Series B-3 Preferred Stock was issued.

4.4.2　　No Adjustment of Preferred Stock Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders, or with respect to the applicable Conversion Price for the applicable Series B Preferred Stock, from the Series B Requisite Holders, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti- dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

      (e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

      4.4.4 **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock**. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

      (a) "CP2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

      (b) "CP1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

      (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

      (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

      (e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

      4.4.5   **Determination of Consideration**. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

      (a)   **Cash and Property**. Such consideration shall:

      (i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

      (ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

      (iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

      (b)   **Options and Convertible Securities**. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

      (i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

      (ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

      4.4.6   **Multiple Closing Dates**. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

      4.5   **Adjustment for Stock Splits and Combinations**. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 4.4, 4.6

15

or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price for each series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 **Notice of Record Date**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon the earliest of (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (b) the settlement of the initial trade of shares of Common Stock by means of an effective registration statement under the Securities Act of 1933, as amended that registers shares of existing capital stock of the Company for resale ("**Direct Listing**"), or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders, which must include the consent of the Series B Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate for each series of Preferred Stock as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.   Redemption. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable at the option of the holder thereof or the Corporation.

7.   Redeemed or Otherwise Acquired Shares. Unless otherwise consented to by the Requisite Holders and the Board of Directors, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

8. **Waiver**. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders, (b) any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of Series B Preferred Stock by the affirmative written consent or vote of the Series B Requisite Holders, and (c) any of the rights, powers, preferences and other terms of any other series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

9. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Solely for purposes of this Article Ninth, "officer" shall have the meaning provided in Section 102(b)(7) of the General Corporation Law as amended from time to time. Any amendment, repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California

Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

* * *

3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

20

This Fifth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on June 20, 2024.

DocuSigned by:

By: Mark Lynn

D68F74BF6373427...

Mark T. Lynn

Chief Executive Officer

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED **INVESTORS' RIGHTS AGREEMENT** (this "Agreement"), is made as of [●], 2024, by and among AMASS Brands Inc, a Delaware corporation (the "Company"), each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "Investor".

RECITALS:

A.   Certain of the Investors (the "Existing Investors") hold shares of Preferred Stock and/or shares of Common Stock issued upon conversion thereof and possess certain rights pursuant to the applicable Prior Agreement.

B.   The Existing Investors, who have sufficient shares of Registrable Securities to amend and restate the applicable Prior Agreement in accordance with its terms, desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement.

C.   Certain of the Investors are parties to that certain Series B-2 and Series B-3 Preferred Stock Purchase Agreement of even date herewith by and among the Company and such Investors (the "Purchase Agreement"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors, Existing Investors, and the Company.

The Existing Investors agree that each of the Prior Agreements is hereby amended and restated as more fully set forth herein, and the parties to this Agreement further agree as follows:

1.   Definitions. For purposes of this Agreement:

1.1   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.2   "**Board of Directors**" means the board of directors of the Company.

1.3   "**Certificate of Incorporation**" means the Company's Fifth Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.4   "**Common Stock**" means shares of the Company's common stock, par value $0.00001 per share.

1.5   "**Competitor**" means a Person engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the development, manufacturing and/or distribution of consumer packaged goods and beverages, including alcoholic and non-alcoholic spirits, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 20% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor.

1.6   "Damages" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.7   "Derivative Securities" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.8   "Direct Listing" means the Company's initial listing of its Common Stock by means of a registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services. Any and all mentions of an underwritten offering or underwriters contained herein shall not apply to a Direct Listing.

1.9   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.10   "Excluded Registration" means (i) a registration relating to the sale or grant of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, equity incentive or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.11   "FOIA Party" means a Person that, in the determination of the Board of Directors, may be subject to, and thereby required to disclose non-public information furnished by or relating to the Company under, the Freedom of Information Act, 5 U.S.C. 552 ("FOIA"), any state public records access law, any state or other jurisdiction's laws similar in intent or effect to FOIA, or any other similar statutory or regulatory requirement.

1.12   "Form S-1" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.13   "Form S-3" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits forward incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.14   "GAAP" means generally accepted accounting principles in the United States as in effect from time to time.

1.15   "**Holder**" means any holder of Registrable Securities who is a party to this Agreement.

1.16   "**Immediate Family Member**" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

1.17   "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.18   "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.19   "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates that (i) holds at least 131,600 shares of Series Seed Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), (ii) holds at least 120,248 shares of Series A Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), (iii) holds at least 1,000,000 shares of Series B Preferred Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), or (iv) holds at least 2,048,621 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), in each case, who is not a Competitor.

1.20   "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.21   "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.22   "**Preferred Stock**" means, collectively, shares of the Series Seed Preferred Stock, the Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock, the Series Seed-4 Preferred Stock, the Series Seed-5 Preferred Stock, the Series A Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock.

1.23   "**Prior Agreement**" means each of that certain Investors' Rights Agreement, dated as of January 6, 2023, by and among the Company and the other parties thereto.

1.24   "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Section 2.13 of this Agreement.

1.25　"Registrable Securities then outstanding" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.26　"Restricted Securities" means the securities of the Company required to be notated with the legend set forth in Section 2.12(b) hereof.

1.27　"SEC" means the Securities and Exchange Commission.

1.28　"SEC Rule 144" means Rule 144 promulgated by the SEC under the Securities Act.

1.29　"SEC Rule 145" means Rule 145 promulgated by the SEC under the Securities Act.

1.30　"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.31　"Selling Expenses" means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 2.6.

1.32　"Series A Preferred Stock" means shares of the Company's Series A Preferred Stock, par value $0.00001 per share.

1.33　"Series B-1 Preferred Stock" means shares of the Company's Series B-1 Preferred Stock, par value $0.00001 per share.

1.34　"Series B-2 Preferred Stock" means shares of the Company's Series B-2 Preferred Stock, par value $0.00001 per share.

1.35　"Series B-3 Preferred Stock" means shares of the Company's Series B-3 Preferred Stock, par value $0.00001 per share.

1.36　"Series Seed-1 Preferred Stock" means shares of the Company's Series Seed-1 Preferred Stock, par value $0.00001 per share.

1.37　"Series Seed-2 Preferred Stock" means shares of the Company's Series Seed-2 Preferred Stock, par value $0.00001 per share.

1.38　"Series Seed-3 Preferred Stock" means shares of the Company's Series Seed-3 Preferred Stock, par value $0.00001 per share.

1.39　"Series Seed-4 Preferred Stock" means shares of the Company's Series Seed-4 Preferred Stock, par value $0.00001 per share.

1.40　"Series Seed-5 Preferred Stock" means shares of the Company's Series Seed-5 Preferred Stock, par value $0.00001 per share.

2. Registration Rights. The Company covenants and agrees as follows:

    2.1 Demand Registration.

        (a) Form S-1 Demand. If at any time after the earlier of (i) five years after the date of this Agreement or (ii) 180 days after the earlier of the effective date of the registration statement for the IPO or a Direct Listing, the Company receives a request from Holders of at least 50% of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to at least 40% of the Registrable Securities then outstanding covering the registration of Registrable Securities with an anticipated aggregate offering price, net of Selling Expenses, of at least $10 million, then the Company shall: (x) within ten days after the date such request is given, give notice thereof (the "Demand Notice") to all Holders other than the Initiating Holders; and (y) as soon as practicable, and in any event within 60 days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

        (b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least 30% of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5 million, then the Company shall (i) within ten days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within 45 days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within 20 days of the date the Demand Notice is given, and in each case, subject to the limitations of Sections 2.1(c) and 2.3.

        (c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because it would be materially detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore necessary to defer the filing of such registration statement, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 120 days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any 12-month period.

        (d) The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a), (i) during the period that is 60 days before the Company's good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected one registration pursuant to Section 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b) (i) during the period that is 30 days before the

Company's good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a Company-initiated registration, provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected two registrations pursuant to Section 2.1(b) within the 12-month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Section 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Section 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 2.1(d); provided, that if such withdrawal is during a period the Company has deferred taking action pursuant to Section 2.1(c), then the Initiating Holders may withdraw their request for registration and such registration will not be counted as "effected" for purposes of this Section 2.1(d).

2.2   Company Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration, a registration relating to a demand pursuant to Section 2.1 or the IPO), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within 20 days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3   Underwriting Requirements.

(a)   If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Section 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

(b)   In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the

Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. To facilitate the allocation of shares in accordance with the above provisions, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below 20% of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering For purposes of the provision in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence.

(c)   For purposes of Section 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 2.3(a), fewer than 50% of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4   Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)   prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such 120 day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b)   prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)   furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d)   use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)   in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f)   use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)   provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)   promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i)   notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j)   after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5   Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6   Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2 and all expenses incurred by the Company in connection with a Direct Listing, including all registration, filing, and qualification fees printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $50,000 per registration, of one counsel for the selling Holders ("Selling Holder Counsel"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b), as the case may be. All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7   Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8   Indemnification. If any Registrable Securities are included in a registration statement under this Section 2 or in connection with a Direct Listing:

(a)   To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)   To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Section 2.8(b) and

2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)   Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 2.8.

(d)   To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the foregoing provisions that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement or any provision(s) of this Agreement.

2.9   Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the earlier of the (i) effective date of the registration statement filed by the Company for the IPO or (ii) effective date of the registration statement filed by the Company for a Direct Listing;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after 90 days after the effective date of the registration statement filed by the Company for the IPO or a Direct Listing), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); and (ii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10   Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would (i) provide to such holder or prospective holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include or (ii) allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included; provided that this limitation shall not apply to Registrable Securities acquired by any additional Investor that becomes a party to this Agreement in accordance with Section 6.9.

2.11   **"Market Stand-off"** Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days in the case of the IPO), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 2.11 shall apply only to the IPO, shall not apply to a Direct Listing, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the Immediate Family Member(s) of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers and directors are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 1% of the Company's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third-party beneficiaries of this Section 2.11 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 2.11 or that are necessary to give further effect thereto.

2.12   Restrictions on Transfer.

(a)   The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)   Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 2.12(c)) be notated with a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT. THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.12.

(c)   The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a notice, legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Section 2.12. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.12(b), except that such certificate instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13   Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a)   the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation;

(b)   such time after consummation of the IPO or a Direct Listing as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c)   the earlier of the third anniversary of the IPO or a Direct Listing.

3.   Information and Observer Rights.

3.1   Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor of the Company:

(a)   as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company (i) a balance sheet as of the end of such year, (ii) statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year;

(b)   as soon as practicable, but in any event within 45 days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c)	if requested, but no more frequently than once a quarter, a statement showing the number of shares of each class and series of capital stock and securities convertible into or exercisable for shares of capital stock outstanding at the end of the period, the Common Stock issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Stock and the exchange ratio or exercise price applicable thereto, and the number of shares of issued stock options and stock options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the Major Investors to calculate their respective percentage equity ownership in the Company, and certified by the chief financial officer or chief executive officer of the Company as being true, complete, and correct;

(d)	as soon as practicable, but in any event 30 days before the end of each fiscal year, a budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2	Inspection. The Company shall permit each Major Investor, provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor of the Company, at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

3.3	Observer Rights. For so long as First Beverage Ventures II, L.P. is a Major Investor, the Company shall invite a representative of First Beverage Ventures II, L.P. to attend all meetings of the Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors; provided, however, that such representative shall agree to hold in confidence all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if First Beverage Ventures II, L.P. or its representative is a Competitor of the Company.

3.4	Termination of Information and Observer Rights. The covenants set forth in Section 3.1, Section 3.2, and Section 3.3 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

3.5 Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.5 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.5, provided that the Board of Directors has not reasonably determined that such prospective purchaser is a Competitor of the Company; (iii) to any Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

3.6 Waiver of Statutory Information Rights. Each Investor hereby acknowledges and agrees that until the consummation of the IPO, such Investor shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Investor and all beneficial owners of the shares of Common Stock or Preferred Stock owned by such Investor (a "Beneficial Owner"), waived any rights such Investor or a Beneficial Owner might otherwise have had under Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's stock ledger, a list of its stockholders and its other books and records or the books and records of any subsidiary. This waiver applies only in such Investor's capacity as a stockholder and does not affect any other information and inspection rights such Investor may expressly have pursuant to Sections 3.1 and 3.2 of this Agreement. Each Investor hereby further warrants and represents that such Investor has reviewed this waiver with its legal counsel, and that such Investor knowingly and voluntarily waives its rights otherwise provided by Section 220 of the Delaware General Corporation Law (or under similar rights under other applicable law).

4. Rights to Future Stock Issuances.

4.1 Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("Investor Beneficial Owners"); provided that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor or FOIA Party, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, and (y) agrees to enter into this Agreement and the Amendment and Restated Voting Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "Investor" under each such agreement (provided that any

Competitor or FOIA Party shall not be entitled to any rights as a Major Investor under Sections 3.1, 3.2 and 4.1 hereof).

(a)   The Company shall give notice (the "Offer Notice") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within 20 days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding). At the expiration of such 20 day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Investor") of any other Major Investor's failure to do likewise. During the ten day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of 90 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the 90 day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d)   The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation); (ii) shares of Common Stock issued in the IPO; and (iii) the issuance of shares of Preferred Stock to Additional Purchasers pursuant to Section 1.3 of the Purchase Agreement.

4.2   Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon the closing of a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

5. Additional Covenants.

5.1 Employee Agreements. Unless otherwise approved by the Board of Directors, the Company will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure, proprietary rights assignment and non-solicitation agreement.

5.2 Employee Stock. Unless otherwise approved by the Board of Directors, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four year period, with the first 25% of such shares vesting following 12 months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following 36 months, and (ii) a market stand-off provision substantially similar to that in Section 2.11. Without the prior approval by the Board of Directors, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 5.3. In addition, unless otherwise approved by the Board of Directors, the Company shall retain (and not waive) a "right of first refusal" on employee transfers until the IPO or Direct Listing and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.3 Board Matters. Unless otherwise approved by the Board of Directors, the Board of Directors shall meet at least quarterly. The Company shall reimburse the non-employee directors and any observer to the Board of Directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors (including any meetings of committees of the Board of Directors) and all other meetings and events attended by such individuals on behalf of the Company at the Company's request.

5.4 Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

5.5 Anti-Harassment Policy. The Company has adopted and maintains in effect (i) a code of conduct governing appropriate workplace behavior and (ii) an anti-harassment and discrimination policy prohibiting discrimination and harassment at the Company.

5.6 Termination of Covenants. The covenants set forth in this Section 5, except for Section 5.5, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, or (ii) upon a Deemed Liquidation Event, as such term is defined in the Certificate of Incorporation, whichever event occurs first.

6. Miscellaneous.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (a) is an Affiliate of a Holder; (b) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (c) after such transfer, holds at least 100,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 2.11. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (i) that is an Affiliate or stockholder of a Holder; (ii) who is a Holder's Immediate Family Member; or (iii) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.3   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.4   Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5   Notices.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to 927 S. Santa Fe Avenue, Los Angeles, California 90021, Attention: Mark T. Lynn, mark@amass.com; and a copy (which copy shall not constitute notice) shall also be sent to Giannuzzi Lewendon, LLP, 411 W 14th Street, Fourth Floor, New York, New York 10014, Attention: Ryan Lewendon, Esq., ryan@gllaw.us.

(b)   Consent to Electronic Notice. Each Investor consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth opposite such Investor's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

6.6   Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided that the Company may in its sole discretion waive compliance with Section 2.12(c) (and the Company's failure to object promptly in writing after notification of a proposed assignment allegedly in violation of Section 2.12(c) shall be deemed to be a waiver); and provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction) and (b) Sections 3.1 and 3.2, Section 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 6.6) may be amended, modified, terminated or waived with only the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding and held by the Major Investors. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 6.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.7   Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8   Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.9   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, pursuant to the Purchase

Agreement, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

6.10   Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the later of the (a) effectiveness of this Agreement, and (b) receipt of joinders to this Agreement by Existing Investors who have sufficient shares of Registrable Securities to amend and restate the Prior Agreement in accordance with its terms, without any further action required by any party, the Prior Agreement shall be deemed superseded and replaced in their entirety by this Agreement.

6.11   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction. Each party will bear its own costs in respect of any disputes arising under this Agreement.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.12   Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

The parties have executed this Amended and Restated Investors' Rights Agreement as of the date first written above.

COMPANY:

AMASS BRANDS INC

By: _____
Name: Mark T. Lynn
Title: Chief Executive Officer

The parties have executed this Amended and Restated Investors' Rights Agreement as of the date first written above.

INVESTOR:

_____
(entity name, if applicable)

By: _____
Name: _____
Title: _____ (if entity)

SCHEDULE A

INVESTORS

Alchemi Project Inc.
119 Malibu Colony Road
Malibu, CA 90265-4642
michaellewisv@gmail.com

Charles E. Jobson Irrevocable Trust
39 Livingston Road
Wellesley, MA 02482
charles.jobson@deltamgt.com

Csaba & Judy Konkoly Family Trust, 2010
531 Radcliffe Avenue
Pacific Palisades, CA 90272
csaba@tillerpartnersllc.com

Daniel Brown
3395 E. Virginia Avenue
Denver, CO 80209
dbrown@spirefinancial.com

Half Church Holdings Pte Ltd
111 North Bridge Road
#06-20 Peninsula Plaza
Singapore 179098
aws@adallon.com

Kukus LLC
9060 W. Cheyenne Avenue
Las Vegas, NV 89129
reporting-zgroup@xrcapital.com

Peter Kadas
c/o HGT Management LLP
79 New Cavendish Street
London W1W 6XB, UK

Z1967 Limited
Little Denmark Building, Road Town, Tortola
British Virgin Islands
reporting-zgroup@xrcapital.com

AMENDED AND RESTATED
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "Agreement"), is made as of [●], 2024 by and among AMASS Brands Inc, a Delaware corporation (the "Company"), the Investors (as defined below) listed on Schedule A and the Key Holders (as defined below) listed on Schedule B.

RECITALS:

A.   The Company and certain of the Investors (the "Existing Investors") are parties to a Prior Agreement (as defined below).

B.   The Key Holders, the Existing Investors and the Company desire to induce certain of the Investors to purchase shares of (i) Series B-2 Preferred Stock (as defined below) or (ii) Series B-3 Preferred Stock (as defined below), in either case, pursuant to that certain Series B-2 and Series B-3 Preferred Stock Purchase Agreement dated as of the date hereof by and among the Company and certain Investors (the "Purchase Agreement") by amending and restating the Prior Agreement to provide the Investors with the rights and privileges as set forth herein.

The Company, the Key Holders, the Investors including the Existing Investors each hereby agree that the Prior Agreement is hereby amended and restated as more fully set forth herein by this Agreement, and the parties hereto further agree as follows:

1.   Definitions.

    1.1   "Affiliate" means, with respect to any specified Investor, any other Person directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing which is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

    1.2   "Board of Directors" means the board of directors of the Company.

    1.3   "Capital Stock" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

    1.4   "Change of Control" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

    1.5   "Common Stock" means shares of Common Stock of the Company, $0.00001 par value per share.

    1.6   "Company Notice" means written notice from the Company notifying the selling

Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7 "Investor Notice" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.8 "Investors" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.9, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.11 and any one of them, as the context may require.

1.9 "Key Holders" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Section 6.9 and any one of them, as the context may require.

1.10 "Person" means any individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

1.11 "Preferred Stock" means, collectively, all shares of Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series A Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock.

1.12 "Prior Agreement" means that certain Right of First Refusal and Co-Sale Agreement, by and between the Company and the parties thereto, dated as of January 6, 2023.

1.13 "Proposed Key Holder Transfer" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.14 "Proposed Transfer Notice" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.15 "Prospective Transferee" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.16 "Restated Certificate" means the Company's Fifth Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.17 "Right of Co-Sale" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.18 "Right of First Refusal" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.19 "Secondary Notice" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refisa; as to all shares of any Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.20   "Secondary Refusal Right" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.21   "Series A Preferred Stock" means shares of the Company's Series A Preferred Stock, par value $0.00001 per share.

1.22   "Series B-1 Preferred Stock" means shares of the Company's Series B-1 Preferred Stock, par value $0.00001 per share.

1.23   "Series B-2 Preferred Stock" means shares of the Company's Series B-2 Preferred Stock, par value $0.00001 per share.

1.24   "Series B-3 Preferred Stock" means shares of the Company's Series B-3 Preferred Stock, par value $0.00001 per share.

1.25   "Series Seed Preferred Stock" means shares of the Company's Series Seed Preferred Stock, par value $0.00001 per share.

1.26   "Series Seed-1 Preferred Stock" means shares of the Company's Series Seed-1 Preferred Stock, par value $0.00001 per share.

1.27   "Series Seed-2 Preferred Stock" means shares of the Company's Series Seed-2 Preferred Stock, par value $0.00001 per share.

1.28   "Series Seed-3 Preferred Stock" means shares of the Company's Series Seed-3 Preferred Stock, par value $0.00001 per share.

1.29   "Series Seed-4 Preferred Stock" means shares of the Company's Series Seed-4 Preferred Stock, par value $0.00001 per share.

1.30   "Series Seed-5 Preferred Stock" means shares of the Company's Series Seed-5 Preferred Stock, par value $0.00001 per share.

1.31   "Transfer Stock" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.32   "Undersubscription Notice" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2.   Agreement Among the Company, the Investors and the Key Holders.

2.1   Right of First Refusal.

(a)   Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)   Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b).

(c)   Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)   Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and 2.1(c) with respect to some but not all of the Transfer Stock by the end of the ten day period specified in the last sentence of Section 2.1(c) (the "Investor Notice Period"), then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "Company Undersubscription Notice") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "Exercising Investors"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

2.2   Right of Co-Sale.

(a)   Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "Participating Investor") must give the selling Key Holder written notice to that effect within 15 days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b)   Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Participating Investor has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Participating Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c)   Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "Purchase and Sale Agreement") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d)   Allocation of Consideration.

(i)   Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii)   In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article Fourth, Part B of the Restated Certificate and, if applicable, the next sentence as if (A) such transfer were a Deemed Liquidation Event (as defined in the Restated Certificate), and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding. In the event that a portion of the aggregate consideration payable to the Participating Investor(s) and selling Key Holder is placed into escrow and/or is payable only upon satisfaction of contingencies, the Purchase and Sale Agreement shall provide that (x) the portion of such consideration that is not placed in escrow and is not subject to contingencies (the "Initial Consideration") shall be allocated in accordance with Sections 2.1 and 2.2 of Article Fourth, Part B of the Restated Certificate as if the Initial Consideration were the only consideration payable in connection with such transfer, and (y) any additional consideration which becomes payable to the Participating Investor(s) and selling Key Holder upon release from escrow or satisfaction of such contingencies shall be allocated in accordance with Sections 2.1 and 2.2 of Article Fourth, Part B of the Restated Certificate after taking into account the previous payment of the Initial Consideration as part of the same transfer.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f) Additional Compliance. If any Proposed Key Holder Transfer is not consummated within 45 days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)   Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c)   Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "Prohibited Transfer"), each Participating Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Section 2.2.

3.   Exempt Transfers.

3.1   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge, or (d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as "family members"), or to any trust or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; provided that in the case of clause(s) (a), (c), or (d), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that sicj transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, including, for the avoidance of doubt, a Direct Listing (as defined in the Restated Certificate); or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Certificate).

3.3 **Prohibited Transferees.** Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. **Legend.** Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be notated with a legend substantially similar to the following legend:

THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. **Lock-Up.**

5.1 **Agreement to Lock-Up.** Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's initial public offering (the "IPO") and ending on the date specified by the Company and the managing underwriter (such period not to exceed 180 days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, shall not apply to a Direct Listing (as defined in the Restated Certificate), and shall only be applicable to the Key Holders if all officers, directors and holders of more than 1% of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5 or that are necessary to give further effect thereto.

5.2   Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

6.   Miscellaneous.

6.1   Term.   This Agreement shall automatically terminate upon the earliest of (a) immediately prior to the consummation of the IPO; (b) the settlement of the initial trade of shares of Common Stock in a Direct Listing (as defined in the Restated Certificate); and (c) the consummation of a Deemed Liquidation Event (as defined in the Restated Certificate).

6.2   Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3   Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction. Each party will bear its own costs in respect of any disputes arising under this Agreement.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT

LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.5   Notices.

(a)   All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to 927 S. Santa Fe Avenue, Los Angeles, California 90021, Attention: Mark T. Lynn, mark@amass.com; and a copy (which copy shall not constitute notice) shall also be sent to Giannuzzi Lewendon, LLP, 411 W 14th Street, Fourth Floor, New York, New York 10014, Attention: Ryan Lewndon, Esq., ryan@gllaw.us.

(b)   Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth opposite such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

6.6   Entire Agreement. This Agreement (including the Schedules hereto) together with the other Transaction Agreements (as defined in the Purchase Agreement) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled. Upon the later of the (a) effectiveness of this Agreement, and (b) receipt of joinders to this Agreement by Existing Investors who have sufficient shares of Capital Stock to amend and restate the Prior Agreement in accordance with its terms, without any further action required by any party, the Prior Agreement shall be deemed superseded and replaced in their entirety by this Agreement.

6.7   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8   Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock held by the Investors (voting as a single separate class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, (iv) Schedule A hereto may be amended by the Company from time to time in accordance with the Purchase Agreement to add information regarding Additional Purchasers (as defined in the Purchase Agreement) without the consent of the other parties hereto, and (v) Schedule B hereto may be amended by the Company from time to time to add information regarding the issuance of additional shares of Capital Stock after the date hereof without the written consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9   Assignment of Rights.

(a)   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)   Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c)   The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires at least 100,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d)   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

6.12   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

6.13   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.14   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, the Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.15   Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

6.16   Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

[Signature Pages Follow]

The parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY:

AMASS BRANDS INC

By: _____

Name: Mark T. Lynn
Title: Chief Executive Officer

The parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR:

_____
(entity name, if applicable)

By: _____
Name: _____
Title: _____ (if entity)

The parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

KEY HOLDER:

_____
(entity name, if applicable)

By: _____
Name: _____
Title: _____ (if entity)

INVESTORS

Alchemi Project Inc.
119 Malibu Colony Road
Malibu, CA 90265-4642
michaellewisv@gmail.com

Charles E. Jobson Irrevocable Trust
39 Livingston Road
Wellesley, MA 02482
charles.jobson@deltamgt.com

Csaba & Judy Konkoly Family Trust, 2010
531 Radcliffe Avenue
Pacific Palisades, CA 90272
csaba@tillerpartnersllc.com

Daniel Brown
3395 E. Virginia Avenue
Denver, Colorado 80209
dbrown@spirefinancial.com

Half Church Holdings Pte Ltd
111 North Bridge Road
#06-20 Peninsula Plaza
Singapore 179098 aws@adallon.com

Kukus LLC
9060 W. Cheyenne Avenue
Las Vegas, NV 89129
reporting-zgroup@xrcapital.com

Peter Kadas
c/o HGT Management LLP
79 New Cavendish Street
London W1W 6XB, UK

Z1967 Limited
Little Denmark Building, Road Town, Tortola
British Virgin Islands
reporting-zgroup@xrcapital.com

SCHEDULE B

KEY HOLDERS

Mark T. Lynn
[Address
Address]
mark@amass.com

Desmond Lynn
[Address
Address]
[Email]

AMENDED AND RESTATED
VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "Agreement") is made as of [●], 2024, by and among AMASS Brands Inc, a Delaware corporation (the "Company"), each holder of the Series Seed Preferred Stock, $0.00001 par value per share, of the Company ("Series Seed Preferred Stock"), Series Seed-1 Preferred Stock, $0.00001 par value per share, of the Company ("Series Seed-1 Preferred Stock"), Series Seed-2 Preferred Stock, $0.00001 par value per share, of the Company ("Series Seed-2 Preferred Stock"), Series Seed-3 Preferred Stock, $0.00001 par value per share, of the Company ("Series Seed-3 Preferred Stock"), Series Seed-4 Preferred Stock, $0.00001 par value per share, of the Company ("Series Seed-4 Preferred Stock"), Series Seed-5 Preferred Stock, $0.00001 par value per share, of the Company ("Series Seed-5 Preferred Stock," together with Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock and Series Seed-4 Preferred Stock, the "Seed Series of Preferred Stock"), Series A Preferred Stock, $0.00001 par value per share, of the Company ("Series A Preferred Stock"), and Series B-1 Preferred Stock, $0.00001 par value per share, of the Company ("Series B-1 Preferred Stock"), Series B-2 Preferred Stock, $0.00001 par value per share, of the Company ("Series B-2 Preferred Stock") and Series B-3 Preferred Stock, $0.00001 par value per share, of the Company ("Series B-3 Preferred Stock," together with the Series B-1 Preferred Stock and the Series B-2 Preferred Stock, the "Series B Preferred Stock," and such Series B Preferred Stock collectively with the Seed Series of Preferred Stock and the Series A Preferred Stock, the "Preferred Stock") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 7.1 or 7.2 below, the "Investors"), and those certain stockholders of the Company listed on Schedule B (together with any subsequent stockholders, or any transferees, who become parties hereto as "Key Holders" pursuant to Section 7.2 below, the "Key Holders," and together collectively with the Investors, the "Stockholders").

RECITALS:

A.   Concurrently with the execution of this Agreement, the Company and certain of the Investors are entering into a Series B-2 and Series B-3 Preferred Stock Purchase Agreement (the "Purchase Agreement") providing for the sale of shares of Series B-2 Preferred Stock or Series B-3 Preferred Stock. Certain of the Investors (the "Existing Investors") are parties to the Prior Voting Agreement (as hereinafter defined), and the Company and such Existing Investors desire to amend and restate the Prior Voting Agreement to provide those Investors purchasing shares of Series B-2 Preferred Stock or Series B-3 Preferred Stock pursuant to the Purchase Agreement in accordance with the terms of this Agreement.

B.   The Fifth Amended and Restated Certificate of Incorporation of the Company (as the same may be amended and/or restated from time to time, the "Restated Certificate") provides that the holders of record of the shares of common stock, $0.00001 par value per share, of the Company ("Common Stock") (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock), exclusively and as a separate class, shall be entitled to elect the Common Director (as hereinafter defined).

C.   The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the capital stock of the Company held by them will be voted on, or tendered, in connection with, an acquisition of the Company and voted on in connection with an increase in the number of shares of Common Stock required to provide for the conversion of the Preferred Stock.

The parties agree as follows:

1. Voting Provisions Regarding the Board

      1.1   Shares. For purposes of this Agreement, the term "Shares" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the board of directors of the Company (the "Board"), including, without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

      1.2   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of Stockholders at which an election of directors is held or pursuant to any written consent of the Stockholders, subject to Section 5, one individual designated from time to time by the holders of a majority of the shares of Common Stock outstanding (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (the "Common Director"), which seat shall initially be Mark T. Lynn.

To the extent that the above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the Stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "Person") shall be deemed an "Affiliate" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or registered investment company now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person. In addition to the foregoing, in the event the applicable Person is a natural person, upon the death of such Person, such Person's "Affiliates" shall include such Person's estate, executors, heirs, legatees, or distributees by will or in accordance with the laws of descent and distribution.

      1.3   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until otherwise filled as provided above.

      1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

      (a)   no director elected pursuant to Sections 1.2 or 1.3 of this Agreement may be removed from office other than for cause unless such removal is directed or approved by the affirmative vote of the Person(s) entitled under Section 1.2 to designate that director;

      (b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Sections 1.2 or 1.3 shall be filled pursuant to the provisions of this Section 1; and

      (c)   upon the request of any Person(s) entitled to designate a director as provided in Section 1.2 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees at the request of any Person or group entitled to designate directors to call a special meeting of Stockholders for the purpose of electing directors. So long as the Stockholders are entitled to cumulative voting, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board.

1.5   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right.

3.1   Definitions. A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "Stock Sale"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Certificate.

3.2   Actions to be Taken. In the event that (i) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock (the "Selling Investors"); (ii) the Board; and (iii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) voting as a separate class (collectively, (i) and (iii) are the "Electing Holders") approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and approve, such Sale of the Company (together with any related amendment or restatement to the Restated Certificate required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other Stockholders;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii); asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Selling Investors or any Affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "Stockholder Representative") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3   Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "Proposed Sale"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Restated Certificate) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder; and

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Certificate and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Restated Certificate in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.3(f), if the consideration to be paid in exchange for the Shares held by the Key Holder or Investor, as applicable, pursuant to this Section 3.3(f) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the

Shares held by the Key Holder or Investor, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Key Holder or Investor, as applicable.

3.4   Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Restated Certificate elect to allocate the consideration differently by written notice given to the Company at least ten days prior to the effective date of any such transaction or series of related transactions.

4.   Remedies.

4.1   Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the Common Director as provided in this Agreement.

4.2   Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the size and composition of the Board pursuant to Section 1, votes to increase authorized Shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote, or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of Persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized Shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize the Chief Executive Officer of the Company to execute and deliver the documentation referred to in Section 3.2(c) on behalf of any party failing to do so within five business days of a request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction; provided that no party that is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended, shall have the right to enforce against any Stockholder any provision of this Agreement that (a) requires a Stockholder to vote for or against any matter or (b) restricts or conditions the ability of a Stockholder to transfer its Shares.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. **"Bad Actor"** Matters.

5.1 Definitions. For purposes of this Agreement:

(a) "Company Covered Person" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "Disqualified Designee" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "Disqualification Event" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act.

(d) "Rule 506(d) Related Party" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee,

(ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.   Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the settlement of the initial trade of shares of Common Stock in a Direct Listing (as defined in the Restated Certificate); (c) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (d) termination of this Agreement in accordance with Section 7.8 below.

7.   Miscellaneous.

7.1   Additional Parties. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under Schedule A this Agreement.

7.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12.

7.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, the Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7   Notices.

(a)   General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such e-mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, it shall be sent to 927 S. Santa Fe Avenue, Los Angeles, California 90021, Attention: Mark T. Lynn, mark@amass.com; and a copy (which copy shall not constitute notice) shall also be sent to Giannuzzi Lewendon LLP, 411 W 14th Street, Fourth Floor, New York, New York 10014, Attention: Ryan Lewendon, ryan@gllaw.us.

(b)   Consent to Electronic Notice. Each Investor and Key Holder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "DGCL"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth opposite such Investor's or Key Holder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Investor and Key Holder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8   Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (i) the Company; (ii) the Key Holders holding a majority of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants; and (iii) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class). Notwithstanding the foregoing:

(a)   this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b)   the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c)   Schedules A and B hereto may be amended by the Company from time to time in accordance with (i) Section 1.3 of the Purchase Agreement to add information regarding additional Purchasers (as defined in the Purchase Agreement) or (ii) Sections 7.1 and 7.2 to add information about additional parties or permitted transferees without the consent of the other parties hereto; and

(d)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the later of the (a) effectiveness of this Agreement, and (b) receipt of joinders to this Agreement by Existing Investors who have sufficient shares to amend and restate the Voting Agreement, dated as of January 6, 2023, by and between the Company and other parties thereto (the "Prior Voting Agreement") in accordance with its terms, without any further action required by any party, the Prior Voting Agreement shall be deemed superseded and replaced in their entirety by this Agreement.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of the State of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction. Each party will bear its own costs in respect of any disputes arising under this Agreement.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-

ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights this Agreement, and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

[remainder of page intentionally left blank; signature page to follow]

The parties have executed this Amended and Restated Voting Agreement as of the date first written above.

COMPANY:

AMASS BRANDS INC

By: _____
      Name: Mark T. Lynn
      Title: Chief Executive Officer

The parties have executed this Amended and Restated Voting Agreement as of the date first written above.

INVESTOR:

_____
(entity name, if applicable)

By: _____
Name: _____
Title: _____ (if entity)

The parties have executed this Amended and Restated Voting Agreement as of the date first written above.

KEY HOLDER:

_____
(entity name, if applicable)

By: _____
Name: _____
Title: _____ (if entity)

SCHEDULE A

INVESTORS

Alchemi Project Inc.
119 Malibu Colony Road
Malibu, CA 90265-4642
michaellewisv@gmail.com

Charles E. Jobson Irrevocable Trust
39 Livingston Road
Wellesley, MA 02482
charles.jobson@deltamgt.com

Csaba & Judy Konkoly Family Trust, 2010
531 Radcliffe Avenue
Pacific Palisades, CA 90272
csaba@tillerpartnersllc.com

Daniel Brown
3395 E. Virginia Avenue
Denver, CO 80209
dbrown@spirefinancial.com

Half Church Holdings Pte Ltd
111 North Bridge Road
#06-20 Peninsula Plaza
Singapore 179098
aws@adallon.com

Kukus LLC
9060 W. Cheyenne Avenue
Las Vegas, NV 89129
reporting-zgroup@xrcapital.com

Peter Kadas
c/o HGT Management LLP
79 New Cavendish Street
London W1W 6XB, UK

Z1967 Limited
Little Denmark Building, Road Town, Tortola
British Virgin Islands
reporting-zgroup@xrcapital.com

SCHEDULE B

KEY HOLDERS

Mark T. Lynn
[Address
Address]
mark@amass.com

Desmond Lynn
[Address
Address]
[Email]

ADOPTION AGREEMENT

This Adoption Agreement ("Adoption Agreement") is executed on_____, 20_, by the undersigned (the "Holder") pursuant to the terms of that certain Amended and Restated Voting Agreement, dated as of [●], 2024 (the "Agreement"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "Stock"), for one of the following reasons (Check the correct box):

☐   As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐   As a new "Investor" in accordance with Section 7.1 of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Stock and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or e-mail address listed below Holder's signature hereto.

HOLDER:_____   ACCEPTED AND AGREED:

By:_____   AMASS BRANDS INC
Name:_____
Title: _____
Address:_____   By: _____
_____   Name:_____
E-mail address:_____   Title: _____